As filed with the Securities and Exchange
Commission on January 13, 2003                     Registration No. 333-________
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         -----------------------------

                                    FORM SB-1

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                        -------------------------------

                              CFB BANCSHARES, INC.
              (Exact name of small business issuer in its charter)

         Tennessee                       6712                   62-1619339
(State or other jurisdiction of     (Primary Standard       (I.R.S. Employer
incorporation or organization)  Industrial Classification Identification Number)
                                     Code Number)

           1015 Main Street, Wartburg, Tennessee 37877, (423) 346-2265 (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                                  Billy M. Rice
                              CFB Bancshares, Inc.
                                1015 Main Street
                            Wartburg, Tennessee 37877
                                 (423) 346-2265

(Name, address, including zip code, and telephone number, including area code, of agent for service)

                         -------------------------------

                                   Copies to:

             Wendell S. Langley                      Linda M. Crouch, Esq.
            CFB Bancshares, Inc.               Baker Donelson Bearman & Caldwell
              1015 Main Street                      SunTrust Bank Building
         Wartburg, Tennessee 37877              207 Mockingbird Lane, Suite 300
               (423) 346-2265                    Johnson City, Tennessee 37604
                                                       (423) 928-0181

                        -------------------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

                        -------------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: X
                             ---
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                                       ---
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                      ---
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                      ---

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. __


                         CALCULATION OF REGISTRATION FEE

                                                                 Proposed
                                                                 Maximum             Proposed
            Title of Each Class                 Amount           Offering         Maximum Aggregate      Amount of
        of Securities to be Registered       to be Registered  Price Per Unit(1)  Offering Price(1)   Registration Fee

-------------------------------------------- ----------------- ----------------- -------------------- ----------------

   Common Stock, $1.00 par value                $7,000,008           100%            $7,000,008            $644
-------------------------------------------- ----------------- ----------------- -------------------- ----------------

(1) Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended.


                              --------------------

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              --------------------

Disclosure alternative used (check one): Alternative 1    ; Alternative 2  X  .
                                                      ----               -----
================================================================================

                  SUBJECT TO COMPLETION, DATED JANUARY 13, 2003
PROSPECTUS
                              CFB BANCSHARES, INC.
                   A Maximum of 291,667 Shares of Common Stock
                   A Minimum of 208,334 Shares of Common Stock


     CFB Bancshares, Inc. is offering up to 291,667 shares of its common stock to fund the organization of a new bank named Peoples Bank of Scott County. CFB will be the sole owner of Peoples Bank to be headquartered in Oneida, Tennessee.

     Prior to the shares being sold to the general public, our existing shareholders have the right to subscribe for and purchase shares on a pro rata basis based on the percentage of the outstanding shares each shareholder owns of record as of [date of prospectus] for a price of $24.00 per share. We refer to these rights to purchase of our existing shareholders as the "Rights." The Rights will expire at 5:00 p.m., local time, on [40 days from date of prospectus], which we refer to as the "Expiration Date." Thereafter, any remaining shares will be sold to the general public at the same offering price of $24.00 per share. Existing shareholders may purchase additional shares even after the Expiration Date to the extent shares are available.

     The offering is contingent upon the satisfaction of several conditions which we describe later in this document. Upon receipt of the required approvals, we will contribute a portion of the proceeds of this offering to Peoples Bank as capital. For more information, please see "Use of Proceeds."

     Prior to this offering, there has been no public market for our common stock and we cannot assure you that an established market for the stock will develop after the offering.

     Investing in our common stock involves risks. See "Risk Factors" beginning on page 9 for more information.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The securities  offered hereby are not savings accounts or deposits and are
not  insured  by  the  Federal  Deposit  Insurance   Corporation  or  any  other
governmental agency.

--------------------------------------------------------------------------------
                       Price Per Share    Underwriting      Maximum Proceeds to
                                         Discounts and           Company
                                          Commissions
--------------------------------------------------------------------------------
Per Common Share             $24.00               $0                  $24.00
--------------------------------------------------------------------------------
Minimum Offering           $5,000,016             $0                $5,000,016
--------------------------------------------------------------------------------
Maximum Offering           $7,000,008             $0                $7,000,008
--------------------------------------------------------------------------------

Delivery of the shares will be made within 30 days after acceptance of subscriptions.
                The date of this Prospectus is _______ ___, 2003.

                                TABLE OF CONTENTS


PROSPECTUS SUMMARY............................................................5
SELECTED FINANCIAL DATA.......................................................8
RISK FACTORS..................................................................9
DIVIDEND POLICY..............................................................11
TERMS OF THE OFFERING........................................................12
SUBSCRIPTIONS BY THE ORGANIZERS..............................................14
DILUTION.....................................................................14
USE OF PROCEEDS..............................................................14
PRO FORMA CAPITALIZATION.....................................................16
BUSINESS.....................................................................16
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS...................................................................21
MANAGEMENT...................................................................27
EXECUTIVE COMPENSATION AND CERTAIN TRANSACTIONS..............................29
FINANCIAL TABLES.............................................................31
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...............47
DESCRIPTION OF SECURITIES....................................................48
EXPERTS......................................................................53
LEGAL MATTERS................................................................53
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES...............................53
INDEX TO FINANCIAL STATEMENTS................................................54
APPENDIX A


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission, which we refer to as the "Commission," is effective. No person has been authorized to give any information or to make any representations, other than those contained in this prospectus, in connection with the offering made by this prospectus, and if given or made, the information or representation must not be relied upon. This prospectus does not constitute an offering of any securities other than those to which it relates, or an offering of those to which it relates to any person in any jurisdiction in which the offering may not be lawfully made. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of CFB Bancshares, Inc. since the date of this prospectus.

                               PROSPECTUS SUMMARY

     The summary highlights information contained elsewhere in this prospectus about the company and the offering. Because this is a summary, it does not contain all the information that may be important to you. To understand our business and this offering fully, you should read the entire prospectus carefully, including the "Risk Factors" section beginning on page 9. Unless the context otherwise indicates, references in this prospectus to "we," "us," "our" and CFB" refer to CFB Bancshares, Inc. and its direct and indirect subsidiaries.

Who We Are

     CFB, a Tennessee corporation, is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Its wholly-owned subsidiary, Citizens First Bank, a Tennessee banking corporation, commenced operations as a state chartered bank on February 10, 1997. Citizens First Bank, with total assets of approximately $64.2 million at September 30, 2002 has its main office at 1015 Main Street, Wartburg, Morgan County, Tennessee and a branch facility at 105 Gail Lane, Oliver Springs, Anderson County, Tennessee. We anticipate that the organizational office of Peoples Bank will be located at 19790 Alberta Street, Oneida, Scott County, Tennessee. Our deposit accounts are insured under the Federal Deposit Insurance Act, which we refer to as the "FDIA," up to the maximum applicable limits thereof. We are a member of the Federal Reserve System.

     Peoples Bank is in the process of organization under the laws of the State of Tennessee and will not be authorized to conduct its banking business until the Commissioner of the Department of Financial Institutions of the State of Tennessee issues Peoples Bank a certificate of authority and the Federal Deposit Insurance Corporation, which we refer to as the "FDIC" has approved federal deposit insurance for Peoples Bank. The issuance of the certificate and insurance will depend, among other things, upon compliance with the legal requirements which have been or may be imposed by the Commissioner and by the FDIC, including the sale of the shares in this offering.

     The organizers of Peoples Bank are a diverse group of business, civic and professional leaders in the Scott County, Tennessee area. These organizers believe that consolidation in the industry has left the banking needs of this area under served. Therefore, the organizers believe that there is a need for, and the community will support, a locally-owned and operated bank in the Scott County area. Peoples Bank will engage in operations similar to those of Citizens First Bank and anticipates having a customer base that is similar to that of
Citizens First Bank. Our customer base consists primarily of small to medium-sized business retailers, manufacturers, distributors, contractors, professionals, service businesses and local residents. We offer a full range of competitive retail and commercial banking services. The deposit services offered include various types of checking accounts, savings accounts, money market investment accounts, certificates of deposits, automated teller machines, and retirement accounts. Lending services include consumer installment loans, various types of mortgage loans, personal lines of credit, home equity loans, credit cards, real estate construction loans, commercial loans to small and medium size businesses and professionals, and letters of credit. We also offer safe deposit boxes of various sizes. We issue VISA and MasterCard credit cards and are a merchant depository for cardholder drafts under both types of credit cards. We offer our customers drive-through banking services at both offices. We have trust powers but do not have a trust department.

     We are subject to the regulatory authority of the Tennessee Department of Financial Institutions, which we refer to as the "TDFI," the FDIC and the Board of Governors of the Federal Reserve system, which we refer to as the "Federal Reserve."

     Our principal executive offices are located at 1015 Main Street, Wartburg, Tennessee 37887 and our telephone number is (423) 346-2265. It is anticipated that Peoples Bank's initial organizational office will be located at 19790 Alberta Street, Oneida, Scott County, Tennessee.

Organizers

     The organizers of Peoples Bank, who in the aggregate subscribed for 16,671 shares of Peoples Bank stock, at an aggregate purchase price of $400,104, that are to be exchanged for 16,671 shares of CFB stock are:

                Harold Brewster                      Don Billingsley
                Scott Burke                          Steven Phillips
                Timothy Smith                        Mary Roark
                John Beaty

For more information about the organizers of Peoples Bank, please see the section entitled "Subscriptions by the Organizers."

Conditions of the Offering

     We will deposit the proceeds of the offering in an escrow account under the control of First Tennessee Bank, 800 South Gay Street, Knoxville, Tennessee 37929 as escrow agent, pending receipt of subscriptions and subscription proceeds for a minimum of 208,334 shares and satisfaction of other conditions of the offering. For more information on the conditions of the offering, see "Terms of the Offering--Conditions of the Offering and Release of Funds." If the offering is terminated prior to completion, we will promptly return subscription payments to subscribers, without interest. Any subscription proceeds accepted after satisfaction of the conditions to the offering described below but before termination of the offering will not be deposited in escrow but will be available for immediate use by us to fund offering expenses and working capital. We cannot assure you that the minimum offering of 208,334 shares or the maximum offering of 291,667 shares will be attained.

     This offering is contingent upon, and Peoples Bank cannot commence business until, among other things,

     o    we have sold at least 208,334 shares of Stock offered hereby;

     o the organizers have contributed $400,104 to Peoples Bank for which they will receive 16,671 shares of Peoples Bank stock;

     o we have received regulatory approval from the Federal Reserve to acquire 100% of the stock of Peoples Bank;

     o Peoples Bank has received approval to conduct a banking business from the Commissioner of the TDFI; and

     o    Peoples Bank has been approved for deposit insurance by the FDIC.

     Upon receipt of Federal Reserve approval, we will contribute a portion of the proceeds of this offering to Peoples Bank as capital. For more information on this capital contribution, see "Use of Proceeds."

The Offering

         Common Stock Offered:                 Minimum:  208,334 shares
                                               Maximum:  291,667 shares

         Common Stock to be Outstanding
              After the Offering:              Up to 645,571 shares

         Offering Price Per Share:             $24.00

         Use of Proceeds:           To capitalize Peoples Bank.  See the section
                                    entitled "Use of Proceeds."

Plan of Distribution

     Shares will be marketed on a best efforts basis by some of our directors and executive officers, none of whom will receive any commissions or other form of compensation, and who each qualifies under the safe harbor provisions of Rule 3a4-1 under the Exchange Act.

     Investors who are not existing shareholders of CFB as of [date of prospectus], must subscribe for a minimum of 50 shares and may not subscribe for more than 15,000 shares. We may accept or reject subscriptions in whole or in part for any reason. Once a subscription has been accepted by us, it cannot be withdrawn by the investor. If we reject a subscription, the full amount of the subscription funds tendered will be returned promptly to the subscriber, without any deductions therefrom and without any interest.

     The Rights of our existing shareholders to purchase shares will expire at the Expiration Date ([40 days from date of prospectus]). To the extent shares are available, existing shareholders may subscribe for more shares than provided for pursuant to the Rights. Thereafter, subscriptions from the general public will be accepted in our sole discretion.

     The offering will expire September 10, 2003 unless earlier terminated or further extended in our sole discretion. In the event the offering is extended, we may increase the offering price as we deem appropriate. For more information, please see the section entitled "Terms of the Offering."

Use of Proceeds

     Out of the proceeds to us from the sale of shares, including the $400,104 of organizers' contributions, we will contribute a minimum of $5,000,000 to Peoples Bank for the necessary regulatory capitalization of Peoples Bank. We will repay funds loaned for expenses incurred in connection with this offering and the organization of Peoples Bank, including legal and accounting fees and expenses, and expenses incurred in connection with certain pre-opening operations of Peoples Bank, including officers' salaries and pre-opening marketing costs. For more information, please see "Use of Proceeds."

Acquisition of the Bank

     For our minimum capital contribution of $5,000,000, we will acquire 100% of the stock of Peoples Bank.

Regulation

     We are regulated by the Federal Reserve. Peoples Bank will be regulated by the TDFI and the FDIC. The organizers expect regulatory action on the applications to approve commencing business as a bank during the 4th quarter of 2003. Peoples Bank cannot commence the business of banking until certain standard conditions prescribed by the TDFI and the FDIC have been met, including meeting minimum capitalization requirements for Peoples Bank, and the TDFI's having granted Peoples Bank a certificate of authority to commence business. See "Business--Supervision and Regulation."

                         SELECTED FINANCIAL DATA OF CFB

     The following table presents a summary of CFB's selected financial information at or for the nine months ended September 30, 2002 and for the year ended December 31, 2001. The financial information should be read in conjunction with our audited financial statements and notes thereto included elsewhere in this prospectus.

                                                                           Nine months ended               Year ended
Statement of Income Summary                                                September 30, 2002              December 31, 2001
                                                                    --------------------------------------------------------
Interest income.....................................................              $ 2,917,660            $ 3,978,586
Interest expense....................................................              $ 1,313,808            $ 2,072,959
Net interest income.................................................              $ 1,603,852            $ 1,905,627
Provision for loan losses...........................................              $   219,805            $   284,745
Net interest income after provision for loan losses.................              $ 1,384,047            $ 1,620,882
Noninterest income..................................................              $   714,617            $   924,533
Noninterest expense.................................................              $ 1,759,866            $ 2,114,506
Net income (loss)...................................................              $   215,048            $   275,080
Per Share Data
Net income (1)......................................................              $      0.61            $      0.78
Book value (2)......................................................              $     12.45            $     11.83
Actual number of shares outstanding.................................              $   353,904            $   353,904
Statement of Condition Summary
Cash and cash equivalents...........................................              $ 6,318,563            $ 2,520,307
Investment securities available for sale, at fair value.............              $ 9,929,234            $ 8,306,139
Total loans.........................................................              $44,606,006            $41,140,137
Allowance for loan losses...........................................              $   484,954            $   387,612
Premises and equipment, net.........................................              $ 3,201,230            $ 2,749,188
Other assets........................................................              $   594,840            $   438,175
Total assets........................................................              $64,164,919            $54,766,334
Total deposits......................................................              $59,053,840            $49,950,176
Other liabilities...................................................              $   703,322            $   630,603
Total shareholders' equity..........................................              $ 4,407,757            $ 4,185,555

                                                                           Nine Months Ended           Year Ended
                                                                           September 30, 2002      December 31, 2002
                                                                           ------------------      -----------------
Selected Performance Ratios
Return on average assets (annualized)...............................                    0.47%                  0.52%
Return on average equity (annualized)...............................                    6.66%                  6.71%
Net interest margins................................................                    3.82%                  3.97%
Average net loans as a percent of average deposits..................                   78.70%                 77.81%
Selected Asset Quality Ratios
Nonperforming assets to total assets................................                    1.30%                  0.57%
Nonperforming loans to total loans..................................                    1.79%                  0.76%
Net loan charge-offs to average loans                                                   0.29%                  0.81%
Allowance for loan losses to total loans............................                    1.09%                  0.90%
Allowance for loan losses to nonperforming loans....................                   60.69%                 123.4%
Capital Ratios (3)
Leverage............................................................                    6.91%                  7.56%
Tier 1 risk-based...................................................                   10.32%                 11.19%
Total risk-based....................................................                   11.47%                 12.23%
------------------------

(1) These figures represent the net income divided by the weighted average number of shares outstanding for the respective period.

(2) These figures represent CFB's total shareholders' equity divided by the number of shares of common stock issued and outstanding.

(3) The Risk-Based and Leverage Capital ratios are described in the section entitled "Capital Adequacy."

                                  Risk Factors

Before you purchase our securities, you should carefully consider the risks described below and the other information contained in this prospectus, including our financial statements and related notes. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the adverse events described in this "Risk Factors" section actually occurs, our business, results of operations and financial condition could be materially adversely affected and you might lose all or part of your investment.

     Peoples Bank is expected to lack initial profitability. Peoples Bank is in the organizational stage and has no operating history. As a consequence, prospective purchasers of shares have limited information about Peoples Bank and no operating history on which to base an investment decision. Peoples Bank's operations are subject to all the risks inherent in the establishment of a business enterprise and, specifically, a bank. Typically, most banks incur substantial initial expenses and are not profitable in the first year of operation, and, in some cases, are not profitable for several years. There can be no assurance that the business plan of Peoples Bank is achievable, that Peoples Bank can be competitive in its proposed market area or that it will ever achieve profitable operations.

     Changes in government regulation could adversely affect our operations and growth. CFB operates in a highly regulated environment and is subject to supervision by several governmental regulatory agencies, including the TDFI and the FDIC. We are vulnerable to future legislation and government policy, including bank deregulation and interstate expansion, which could adversely affect the banking industry as a whole, including our operations. Presently, significant attention is focused on changing the regulation of banks and the financial services industry. For more information, see "Business-- Supervision and Regulation."

     Unpredictable economic conditions may have an adverse effect on the quality of our loan portfolio and our financial performance. Commercial banks and other financial institutions are affected by economic and political conditions, both domestic and international, and by governmental monetary policies. Conditions such as inflation, recession, unemployment, high interest rates, short money supply, scarce natural resources, international disorders and other factors beyond our control may adversely affect our profitability.

     Our ability to pay dividends is restricted by state and federal policies and regulations. It is unlikely, for the foreseeable future, that we will pay any dividends to shareholders. The Board of Directors cannot predict when such dividends, if any, will ever be paid. The payment of dividends, if any, shall at all times be subject to the payment of our expenses, the maintenance of reasonable working capital and risk reserves, and minimum capitalization requirements for state banks.

     Investors face a significant uncertainty of return on investment. We cannot assure you that you will realize a substantial return on your investment, or any return at all. Further, as a result of the uncertainty and risks associated with our operations as described in this "Risk Factors" section, it is possible that you might lose your entire investment.

     Because the offering price was determined solely by our board of directors without negotiation with an underwriter, we cannot assue you that the offering price is fair. The offering price of the shares has been arbitrarily determined by us based, in part, on the costs of the offering, the prospects of the industry in which we compete, and an assessment of our financial condition and prospects and other factors that were deemed relevant. However, the price is not based on our historical earnings, the book value of the shares, arms-length negotiation or any other objective criteria. Accordingly, the offering price of the shares should not be deemed to be an indication of the value of the shares or CFB.

     The offering will cause percentage ownership interest dilution to current holders of the shares. Current holders of the shares will suffer a dilution in their percentage ownership interest in the outstanding shares to the extent that they do not purchase sufficient shares to maintain their proportionate interest in the equity of CFB. We are authorized to issue additional shares of common stock from time to time subject to a shareholder's preemptive right to purchase shares. The issuance of additional shares of common stock will result in the dilution of the percentage ownership interests of the current holders of the shares unless these holders purchase sufficient shares to maintain their proportionate interest in the equity of CFB. This dilution will impact each shareholder's voting rights and the amount of distributions, if any, received by shareholders from us.

     The offering will cause immediate dilution to purchasers of the shares. Purchasers of the shares will suffer immediate dilution in the amount of $6.79 per share. We cannot assure you that the book value of CFB will increase in the future or that its book value will ever equal the purchase price paid in the offering.

     The absence of an active trading market for the shares will impair investors' ability to resell shares. The shares are not listed on any stock exchange and there is very little market activity in the stock. The shares are not listed, traded or quoted on any securities exchange or in the over-the-counter market, and no dealer has committed to make or makes a market in the shares, although isolated transactions between individuals occur from time to time. We cannot assure you that the shares can be sold at a price equal to or greater than the subscription price, following completion of the offering.

     Provisions in our corporate documents may discourage unsolicited offers to acquire us. Some of the provisions of our charter and bylaws and federal law could be used to hinder or delay a takeover bid for us. These provisions may inhibit takeover bids and decrease the chance of shareholders realizing a premium over market price for their shares as a result of a takeover bid.

     Restrictions on change in control resulting from Tennessee anti-takeover statutes may discourage unsolicited offers to acquire us. As a Tennessee corporation, we are subject to various legislative acts set forth in Chapter 35 of Title 48 of the Tennessee Code, which impose restrictions and require procedures with respect to takeover offers and business combinations, including, but not limited to, combinations with interested shareholders and share repurchases from some of our shareholders. These provisions may inhibit takeover bids and decrease the chance of shareholders realizing a premium over market price for their shares as a result of a takeover bid.

     Potential adverse impact of changes in interest rates could adversely affect our profitability. Our profitability is dependent to a large extent upon net interest income, which is the difference between our interest income on interest-earning assets and interest expense on interest-bearing liabilities. The banking industry has in recent years experienced significant fluctuations in net interest income due to changing interest rates. We will continue to be affected by changes in levels of interest rates and other economic factors beyond our control, particularly to the extent that these factors affect the overall volume of our lending and deposit activities. The matching of assets and liabilities may be analyzed by examining the extent to which our assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income. We have a negative repricing gap within 12 months, which could materially adversely affect future earnings in the event of a rise in market interest rates.

     We are dependent on the local economy. Our future success is largely dependent on the general economic conditions of Morgan, Anderson, Scott and Roane Counties. Any factors which adversely affect the economies of this area could adversely affect our performance. While our market area is a diversified economic base which includes manufacturing, retail and wholesale establishments and personal and industrial services, we cannot assure you that a slowdown in the economy as a result of market conditions would not have an adverse impact on our business.

     Departure of our key personnel may impair our operations. We are dependent on the services of our executive officers, especially Billy M. Rice, our Chief Executive Officer and President. Failure to replace Mr. Rice promptly, should his services become unavailable, could have a materially adverse effect on us.

     Industry competition in our market area may have an adverse affect on our profitability. Commercial banking is a highly competitive business. We compete with other commercial banks, savings and loan associations, credit unions and finance companies operating in Morgan, Anderson, Scott and Roane Counties and elsewhere. We are subject to substantial competition in all aspects of our business. Intense competition for loans and deposits comes from other financial institutions in the market area. In certain aspects of our business, we also compete with credit unions, small loan companies, insurance companies, mortgage companies, finance companies, brokerage houses, and other financial institutions, some of which are not subject to the same degree of regulation and restriction as us and some of which have financial resources greater than ours. We will compete for funds with other institutions, which, in most cases, are significantly larger and are able to provide a greater variety of services than we are and thus may obtain deposits at lower rates of interest. If we were to become unable to compete effectively, our business, financial condition and results of operations could be materially adversely affected.

                                 Dividend Policy

     CFB currently intends to retain its earnings, if any, for use in the business and does not anticipate paying any cash dividends in the foreseeable future. The Board of Directors cannot predict when dividends, if any, will ever be made. The payment of dividends, if any, shall at all times be subject to the payment of our expenses, the maintenance of reasonable working capital and risk reserves, and minimum capitalization requirements for state banks. The payment of dividends by us is currently largely dependent upon the ability of Citizens First Bank to pay a dividend to us. Citizens First Bank is subject to the rules and regulations of the TDFI and the FDIC governing the amount of dividends which may be paid to shareholders, the manner in which dividends are paid, and the methods, if any, by which capital stock and surplus may be retired and reduced. Investors should be aware that the FDIA would prohibit any dividend payments by a bank if the bank is in default in the payment of any assessment due the FDIC. Citizens First Bank has paid all assessments due to date and anticipates doing so in the future. Also, despite the availability of net or accumulated earnings in later years of operations and the capacity to maintain capital at levels required by governmental regulation, the Board of Directors may choose to retain all earnings for the operation of the business.

     Citizens  First Bank is and Peoples  Bank will be subject to the  Tennessee
Banking Act, which provides that dividends will be paid out of undivided profits. Capital surplus, however, must equal or exceed 50% of capital stock, and in the event capital surplus falls below 50% of capital stock, no dividends may be paid until net profits have been transferred to capital surplus so that it equals 50% of capital stock. Thereafter, 10% of net profits must be transferred to capital surplus prior to payment of dividends until capital surplus equals capital stock. Citizens First Bank is and Peoples Bank will be also subject to the minimum capital requirements of the FDIC which impact a bank's ability to pay dividends to its bank holding company. If Citizens First Bank or Peoples Bank fails to meet these standards, it may not be able to pay dividends or to accept additional deposits because of regulatory requirements.

     If, in the opinion of the applicable federal bank regulatory authority, a depository institution is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), this regulatory authority may require that the institution cease and desist from the practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an example of an unsafe and unsound banking practice. Moreover, the Federal Reserve, the Comptroller of the Currency and the FDIC have issued policy statements which provide that bank holding companies and insured depository institutions generally should only pay dividends out of current operating earnings.

     The payment of dividends by Citizens First Bank or Peoples Bank, in the future, may also be affected or limited by other factors including the requirement to maintain adequate capital above regulatory guidelines.

                              Terms of the Offering

General

     We are offering first to existing shareholders and then to the general public up to 291,667 shares at the purchase price of $24.00 per share. Of this amount, the organizers of Peoples Bank have subscribed for an aggregate of 16,671 shares of Peoples Bank common stock at a price of $24.00 per share. These shares of Peoples Bank will be exchanged on a one-for-one basis for shares of CFB upon receipt of the necessary regulatory approvals. For more information, see "Subscriptions by the Organizers."

     Prior to this offering there has been no established public market for the shares. The offering price has been arbitrarily determined by us based, in part, on the costs of the offering, the prospects of the industry in which we compete, and an assessment of our financial condition and prospects and other factors that we deemed relevant. However, the price is not based on our historical earnings, the book value of the shares, arms-length negotiation or any other objective criteria. Accordingly, the offering price of the shares should not be deemed to be an indication of the value of the shares of CFB. We cannot assure you that, if a market should develop for the shares, the post-offering market price will equal or exceed the price paid for the shares in this offering.

Offering by CFB

     The offering is made at a price of $24.00 per share. Shares will be marketed on a best efforts basis by some of our directors and executive officers, none of whom will receive any commissions or other form of compensation. Each of our directors and executive officers qualifies under the safe harbor provisions of Rule 3a4-1 under the Securities Exchange Act of 1934, as amended; that is,

     o    each   person  is  not  and  will  not  be  subject  to  a   statutory
          disqualification;

     o    will not be compensated in connection with his participation;

     o will not at the time of his participation be an associated person of a broker or dealer;

     o primarily performs and is intended to perform at the end of the offering, substantial duties for and on behalf of CFB;

     o was not a broker or dealer or an associated person of a broker or dealer within the preceding 12 months; and

     o does not participate in selling an offering for any issuer more than once every 12 months.

     All subscriptions are subject to our acceptance. We reserve the absolute and unqualified right to reject any subscription in whole or in part for any reason whatsoever. However, while no modifications of the terms of the offering are anticipated, in the event of any material changes, subscribers will be resolicited and will be given an opportunity to rescind their investment. The Rights will expire at 5:00 p.m. local time on [40 days from date of prospectus] and the offering will terminate at 5:00 p.m. local time, on September 10, 2003 unless sooner terminated or further extended by us. In the event the offering is extended, the Board of Directors may increase the offering price as it deems appropriate. Existing shareholders may subscribe for shares even after the expiration of the Rights, although these subscriptions are subject to the availability of the shares and the limitation on the number of shares which can be purchased. Each investor, other than existing shareholders must subscribe for a minimum of 50 shares and may not subscribe for more than 15,000 shares.

     We reserve the unqualified right to terminate the offering at any time during its pendency for any reason whatsoever.

     As soon as practicable after [date which is four months from date of prospectus], we will accept or reject subscriptions received. Subscriptions received before [date which is four months from date of prospectus] and not accepted by us will within 15 business days after [date which is four months from date of prospectus], be deemed rejected and subscription funds will be returned promptly without deduction and without interest. In the event we receive subscriptions prior to [date which is four months from date of prospectus], from persons who are not existing shareholders, we will hold these subscriptions until after the expiration of the Rights and then determine whether to accept or reject these subscriptions. Once we accept a subscription, it cannot be withdrawn by the subscriber.

     Subscriptions to purchase shares can be made by completing the subscription agreement accompanying this prospectus as Appendix A and mailing the same to us in care of First Tennessee Bank, 800 South Gay Street, Knoxville, Tennessee 37929. The full subscription price for shares must be included with the subscription, paid in U.S. Dollars, in cash or by check, bank draft or money order payable to the order of First Tennessee Bank as Escvrow Agent for CFB Bancshares, Inc." Failure to include the full subscription price shall entitle us to disregard the subscription.

Conditions of the Offering and Release of Funds

     We will deposit the proceeds of the offering in an escrow account at First Tennessee Bank, Knoxville, Tennessee, as escrow agent, pending receipt of subscriptions and subscription proceeds for a minimum of 208,334 shares and satisfaction of other conditions of the offering. If the offering is terminated prior to completion, we will promptly return subscription payments to subscribers, without interest. Any subscription proceeds accepted after satisfaction of the conditions set forth below but before termination of the offering will not be deposited in escrow but will be available for our immediate use to fund offering expenses and working capital. We cannot assure you that the minimum offering of 208,334 shares or the maximum offering of 291,667 shares will be attained.

     This offering is contingent upon, and Peoples Bank cannot commence business until, among other things,

     o    we have sold at least 208,334 shares of Stock offered hereby;

     o the organizers have contributed $400,104 to Peoples Bank for which they will receive 16,671 shares of Peoples Bank stock;

     o we have received regulatory approval from the Federal Reserve to acquire 100% of the stock of Peoples Bank;

     o Peoples Bank has received approval to conduct a banking business from the Commissioner of the TDFI; and

     o    Peoples Bank has been approved for deposit insurance by the FDIC.

     Upon receipt of Federal Reserve approval, we will contribute a portion of the proceeds of this offering to Peoples Bank as capital.

                         Subscriptions by the Organizers

     The organizers of Peoples Bank identified below have subscribed for an aggregate of 16,671 shares of Peoples Bank stock at a price of $24.00 per share. The organizers' payments of subscription amounts pursuant to their Subscription Agreements will be held by the escrow agent pending receipt of Federal Reserve and other regulatory approvals. The organizers will exchange their shares of Peoples Bank stock representing 100% of the outstanding Peoples Bank stock for our shares on a one-for-one basis upon receipt of regulatory approval.

     The following table sets forth the name of each organizer of Peoples Bank, the aggregate number of shares that each person will own upon exchange of Peoples Bank stock for CFB shares, and the percentage which these shares represent of the shares to be outstanding at the conclusion of the offering, assuming the minimum offering of 208,334 shares and the maximum offering of 291,667 shares.


                                          Percentage of       Percentage of
                             Number      Total Shares at     Total Shares at
   Name                    of Shares    Minimum Offering(1)  Maximum Offering(1)
   ----                    ---------    ----------------     ----------------
Harold Brewster              4,167             0.74%               0.65%
Don Billingsley              2,084             0.37%               0.32%
Scott Burke                  2,084             0.37%               0.32%
Steven Phillips              2,084             0.37%               0.32%
Timothy Smith                2,084             0.37%               0.32%
Mary Roark                   2,084             0.37%               0.32%
John Beaty                   2,084             0.37%               0.32%
                            ------             -----               -----
               Total        16,671             2.97%               2.58%
                            ======             =====               =====

(1) Based on a total of 562,238 (minimum offering) or 645,571 (maximum offering) of shares of CFB outstanding at the conclusion of the offering.

                                    Dilution

     Purchasers in the offering will experience an immediate dilution of their equity interest in CFB's shares. At September 30, 2002, CFB had a pro forma net tangible book value of approximately $4.4 million or $12.45 per share. If all shares offered hereby were purchased at the purchase price of $24.00 per share, after giving effect to our sale of the shares offered by this prospectus and application of net proceeds from the offering, we would have a pro forma net tangible book value at September 30, 2002 of $17.21 per share. This represents an immediate increase in net tangible book value of $4.76 per share to our present shareholders and an immediate dilution of $6.79 per share to purchasers in the offering . "Dilution" means the difference between the offering price per share and the pro forma net tangible book value per share after giving effect to the offering and the application of the net proceeds therefrom. The following table illustrates this per share dilution:


Offering price per share                                                  $24.00
Pro forma net tangible book value per share
  at September 30, 2002                                          $12.45
Increase in net tangible book value per share after
  giving effect to the sale of all shares offered hereby         $ 4.76
                                                                 -------
Pro forma net tangible book value per share after
  giving effect to the sale of all shares offered hereby                  $17.21
                                                                          ------
Dilution per share to purchasers of the shares offered hereby             $ 6.79
                                                                          ======

                                 USE OF PROCEEDS

     The proceeds from the sale of shares offered by CFB, assuming that all 291,667 shares offered hereby are sold, are estimated to be $7,000,008 (including estimated offering expenses of $50,000). The proceeds will be reduced to the extent the maximum number of shares of this offering are not subscribed. If the required minimum number of 208,334 shares offered hereby are sold, the proceeds from the sale of the shares offered by us are estimated to be $5,000,016 (including estimated offering expenses of $50,000). If we do not sell the minimum number of shares, there will be no proceeds available to us from this offering and we will be required to pay the offering expenses which are estimated to be $50,000. The organizers have agreed to pay $16,671 of the expenses associated with the offering in the event that the offering contingencies are not satisfied. We cannot assure you that the minimum proceeds of $5,000,016 or the maximum proceeds of $7,000,008 will be attained or that the amounts paid by the organizers will be sufficient to pay the estimated offering expenses in the event that the offering contingencies are not satisfied.

     All funds received and accepted for the subscription of shares will be held in escrow until the offering contingencies are satisfied, at which time the funds will be contributed to Peoples Bank to complete the necessary regulatory capitalization. In the event the offering is not fully subscribed and paid on or before the Expiration Date or in the event Federal Reserve approval is not received prior to September 10, 2003, funds will be returned to the subscribers as described above.

     The proceeds of the offering will be utilized to capitalize Peoples Bank and to pay the expenses incurred in connection with this offering and the organization of Peoples Bank, including consulting fees, legal and accounting fees and expenses, and expenses incurred in connection with pre-opening marketing costs. It is expected that the offering, organization, and pre-opening expenses will not exceed $300,000. The remaining proceeds will be used to pay other pre-opening expenses, including costs relating to preparation of the facilities for Peoples Bank as well as the purchase of equipment and for other purposes as the Board of Directors deems appropriate.

     Based on the foregoing, we estimate that the anticipated capital will be used as follows:

                                                                                       Minimum         Maximum
                                                                                       Offering        Offering
                                                                                    -----------     -----------
Sources of Capital:
      Offering proceeds                                                             $ 4,599,912     $ 6,599,904
      Organizers' subscriptions for Peoples Bank stock                                  383,433         383,433
      Organizational expense fund                                                        16,671          16,671
                                                                                    -----------     -----------
                  Total                                                             $ 5,000,016     $ 7,000,008
                                                                                    ===========     ===========
Expected uses of Capital
      Contributions to capitalize Peoples Bank                                      $ 4,700,016     $ 5,000,000
      Repay organizational expenses                                                     300,000         300,000
      Reserve fund                                                                            0       1,700,008
                                                                                    -----------     -----------

                  Total                                                             $ 5,000,016     $ 7,000,008
                                                                                    ===========     ===========


                            PRO FORMA CAPITALIZATION

     The following table sets forth the pro forma effect of the utilization of proceeds under the assumptions as set forth therein as of September 30, 2002.

                                                                      291,667        250,000        208,334
(In thousands, except share data)                        Before        Shares         Shares        Shares
                                                        Offering       Issued         Issued        Issued
                                                        --------      -------        -------        -------
Deposits........................................       $ 59,054      $ 59,054       $ 59,054        $ 59,054
Other liabilities...............................            703           703            703             703
                                                        -------       -------       --------        --------
  Total liabilities.............................       $ 59,757      $ 59,757       $ 59,757        $ 59,757
                                                        -------       -------       --------        --------
Stockholder's equity............................          4,408        11,108         10,108           9,108
                                                        -------       -------       --------        --------
  Total liabilities and stockholder's equity....       $ 64,165      $ 70,865       $ 69,865        $ 68,865
                                                        =======       =======       ========        ========

Pro forma shares issued.........................              0       291,667        250,000         208,334
                                                        =======       =======       ========        ========

Shares outstanding..............................        353,904       645,571        603,904         562,238
                                                        =======       =======       ========        ========
Increase in equity, net of expenses.............       $      0      $  6,700       $  5,700        $  4,700
                                                        =======       =======       ========        ========
Book value per share............................       $  12.45      $  17.21       $  16.74        $  16.20
                                                        =======       =======       ========        ========


                                    BUSINESS

General

     CFB is a business corporation incorporated on August 28, 2002, under the laws of the State of Tennessee for the purpose of acquiring Citizens First Bank by means of a share exchange and becoming a registered bank holding company under the Federal Reserve Act. On May 23, 2002, the shareholders of Citizens First Bank approved a Plan of Share Exchange between CFB and Citizens First Bank whereby the common shares of Citizens First Bank were exchanged, on a one for one basis, for common shares of CFB. The exchange became effective on October 24, 2002. As a result, CFB has become the parent company of Citizens First Bank.

     Citizens First Bank commenced operations as a state chartered bank on February 10, 1997. Citizens First Bank, with total assets of approximately $54.7 million at December 31, 2001 has its main office at 1015 Main Street, Wartburg, Morgan County and a branch location at 105 Gail Lane, Oliver Springs, Anderson County, Tennessee. We anticipate that the organizational office for Peoples Bank will be at 19790 Alberta Street, Oneida, Scott County, Tennessee. Citizens First Bank's deposit accounts are insured under the FDIA, up to the maximum applicable limits. Citizens First Bank is not a member of the Federal Reserve System.

     Our customer base consists primarily of small to medium-sized business retailers, manufacturers, distributors, contractors, professionals, service businesses and local residents. We offer a full range of competitive retail and commercial banking services. The deposit services offered include various types of checking accounts, savings accounts, money market investment accounts, certificates of deposits, automated teller machines, and retirement accounts. Lending services include consumer installment loans, various types of mortgage loans, personal lines of credit, home equity loans, credit cards, real estate construction loans, commercial loans to small and medium size businesses and professionals, and letters of credit. We also offer safe deposit boxes of various sizes. We issue VISA and MasterCard credit cards and are a merchant depository for cardholder drafts under both types of credit cards. We offer our customers drive-through banking services at both offices. We have trust powers but do not have a trust department.

     We are subject to the regulatory authority of the TDFI and the FDIC.

     Our principal executive offices are located at 1015 Main Street, Wartburg, Tennessee 37887 and our telephone number is (423) 346-2265.

Market Area and Competition

     Citizen First Bank's primary service area encompasses Morgan, Anderson and Roane Counties, Tennessee. Peoples Bank's primary service area will be Scott County, Tennessee. We compete with other commercial banks, savings and loan associations, credit unions and finance companies operating in these counties and elsewhere. Two other commercial banks are doing business in Morgan County, nine in Anderson County, six in Roane County, and two in Scott County. We are subject to substantial competition in all aspects of our business. Intense competition for loans and deposits comes from other financial institutions in the market area. In certain aspects of our business, we also compete with credit unions, small loan companies, insurance companies, mortgage companies, finance companies, brokerage houses and other financial institutions, some of which are not subject to the same degree of regulation and restriction as us and some of which have financial resources greater than ours. Our future success will depend primarily upon the difference between the cost of our borrowing (primarily interest paid on deposits) and income from operations (primarily interest or fees earned on loans and investments). We compete for funds with other institutions, which, in most cases, are significantly larger and are able to provide a greater variety of services than us and thus may obtain deposits at lower rates of interest.

Employees

     At December 31, 2001, we employed 26 persons on a full-time basis, and 4 persons on a part-time basis. Our employees are not represented by any union or other collective bargaining agreement and we believe our employee relations are satisfactory.

Supervision and Regulation

     Citizens First Bank is, and Peoples Bank will be, a Tennessee state-chartered bank subject to the regulations of and supervision by the FDIC as well as the TDFI, Tennessee's state banking authority. Citizens First Bank is and Peoples Bank will be also subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of banks. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve as it attempts to control the money supply and credit availability in order to influence the economy.

     CFB is regulated by the Federal Reserve under the Bank Holding Company Act of 1956, which requires every bank holding company to obtain the prior approval of the Federal Reserve before:

     -    acquiring more than 5% of the voting shares of any bank, or

     -    acquiring all or substantially all of the assets of a bank, and

     -    before merging or consolidating with another bank holding company.

The Federal Reserve has maintained that a bank holding company must serve as a source of financial strength to its subsidiary banks. In adhering to the Federal Reserve policy, we may be required to provide financial support for a subsidiary bank, such as Citizens First Bank or Peoples Bank, at a time when, in the absence of such Federal Reserve policy, CFB may not deem it advisable to provide such assistance.

     A bank holding company is generally prohibited from acquiring control of any company which is not a bank and from engaging in any business other than the business of banking or managing and controlling banks. However, there are some activities which have been identified by the Federal Reserve to be so closely related to banking as to be a proper incident thereto and thus permissible for bank holding companies.

     As a bank holding company, CFB is required to file with the Federal Reserve an annual report of it operations at the end of each fiscal year and other additional information as the Federal Reserve may require under the Bank Holding Company Act. The Federal Reserve may also make examinations of us and each of our subsidiaries.

     From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies and other financial institutions are frequently made in Congress, in the Tennessee legislature and before various bank regulatory and other professional agencies. The likelihood of any major legislative changes and the impact such changes might have on Citizens First Bank and Peoples Bank are impossible to predict.

State Regulation of Banks.

     Citizens First Bank and Peoples Bank, as Tennessee state chartered banks, are subject to primary supervision, periodic examination and regulation by the Commissioner and the FDIC. If, as a result of an examination of a bank, the FDIC should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of the bank's operations are unsatisfactory or that the bank or its management is violating or has violated any law or regulation, various remedies are available to the FDIC. These remedies include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in capital, to restrict the growth of the bank, to assess civil monetary penalties, to remove officers and directors and ultimately to terminate a bank's deposit insurance. The Commissioner has many of the same remedial powers, including the power to take possession of a bank whose capital becomes impaired. As of January 6, 2003, Citizens First Bank is not the subject of any of these actions by the FDIC or the Commissioner.

     The deposits of Citizens First Bank are and Peoples Bank will be insured by the FDIC in the manner and to the extent provided by law. For this protection, the banks pay a semiannual statutory assessment. Although Citizens First Bank is not a member of the Federal Reserve System, it is nevertheless subject to certain regulations of the Federal Reserve.

     Various requirements and restrictions under the laws of the State of Tennessee and the United States affect the operations of banks. State and federal statutes and regulations relate to many aspects of a bank's operations, including reserves against deposits, interest rates payable on deposits, loans, investments, mergers and acquisitions, borrowings, dividends, locations of branch offices and capital requirements. Further, a bank is required to maintain certain levels of capital.

FDICIA.

     The Federal Deposit Insurance Corporation Improvement Act of 1991, which we refer to as the "FDICIA," substantially revised the depository institution regulatory and funding provisions of the FDIC and made revisions to several other federal banking statutes. Among other things, FDICIA requires the federal banking regulators to take "prompt corrective action" in respect of FDIC-insured depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Under applicable regulations, a FDIC-insured depository institution is defined to be well capitalized if it maintains a Leverage Ratio of at least 5%, a risk adjusted Tier 1 Capital Ratio of at least 6% and a Total Capital Ratio of at least 10% and is not subject to a directive, order or written agreement to meet and maintain specific capital levels. An insured depository institution is defined to be adequately capitalized if it meets all of its minimum capital requirements as described above. In addition, an insured depository institution will be considered undercapitalized if it fails to meet any minimum required measure, significantly undercapitalized if it is significantly below such measure and critically undercapitalized if it fails to maintain a level of tangible equity equal to not less than 2% of total assets. An insured depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

     FDICIA generally prohibits an FDIC-insured depository institution from making any capital distribution (including payment of dividends) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. A depository institution's holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

     Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator generally within 90 days of the date on which they became critically undercapitalized.

     We believe that at December 31, 2001 and September 30, 2002, Citizens First Bank was well capitalized under the criteria discussed above.

     FDICIA contains numerous other provisions, including accounting, audit and reporting requirements, beginning in 1995 termination of the "too big to fail" doctrine except in special cases, limitations on the FDIC's payment of deposits at foreign branches, regulatory standards in such areas as asset quality, earnings and compensation and revised regulatory standards for, among other things, powers of state banks, real estate lending and capital adequacy. FDICIA also requires that a depository institution provide 90 days prior notice of the closing of any branches.

     Various  other  legislation,   including   proposals  to  revise  the  bank
regulatory system and to limit the investments that a depository institution may make with insured funds, is from time to time introduced in Congress.

FDIC Insurance Premiums.

     Citizens First Bank is and Peoples Bank will be required to pay semiannual FDIC deposit insurance assessments. As required by FDICIA, the FDIC adopted a risk-based premium schedule which increased the assessment rates for most FDIC-insured depository institutions. Under the schedule, the premiums initially range from $0.00 to $0.27 for every $100 of deposits. Each financial institution is assigned to one of three capital groups -- well capitalized, adequately capitalized or undercapitalized -- and further assigned to one of three subgroup within a capital group, on the basis of supervisory evaluations by the institution's primary federal and, if applicable, state supervisors, or other information relevant to the institution's financial condition and on the risk posed to the applicable FDIC deposit insurance fund. The actual assessment rate applicable to a particular institution will, therefore, depend in part upon the risk assessment classification so assigned to the institution by the FDIC. Citizens First Bank paid $8,058 and $6,777 in premiums for the insurance of its deposits in 2001 and 2000, respectively.

     Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by a federal bank regulatory agency.

Effect of Governmental Policies.

     Citizens First Bank is and People Bank will be affected by the policies of regulatory authorities, including the Federal Reserve System. An important function of the Federal Reserve System is to regulate the national money supply. Among the instruments of monetary policy used by the Federal Reserve are: purchases and sales of U.S. Government securities in the marketplace; changes in the discount rate, which is the rate any depository institution must pay to borrow from the Federal Reserve; and changes in the reserve requirements of depository institutions. These instruments are effective in influencing economic and monetary growth, interest rate levels and inflation.

     The monetary policies of the Federal Reserve System and other governmental policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. Because of changing conditions in the national economy and in the money market, as well as the result of actions by monetary and fiscal authorities, it is not possible to predict with certainty future changes in interest rates, deposit levels, loan demand or the business and earnings of the Bank or whether the changing economic conditions will have a positive or negative effect on operations and earnings.

     The  Gramm-Leach-Bliley  Financial  Modernization  Act of 1999 permits bank holding companies meeting certain management, capital, and community reinvestment act standards to engage in a substantially broader range of non-banking activities than permitted previously, including insurance underwriting and merchant banking activities. The Act repeals sections 20 and 32 of the Glass Steagall Act, permitting affiliations of banks with securities firms and registered investment companies. The Act authorizes financial holding companies, permitting banks to be owned by security firms, insurance companies and merchant banking companies and visa-versa. Some of these affiliations are also permissible for bank subsidiaries. The Act gives the Federal Reserve Board authority to regulate financial holding companies, but provides for functional regulation of subsidiary activities.

     The Gramm-Leach-Bliley Financial Modernization Act also modifies financial privacy and community reinvestment laws. The new financial privacy provisions generally prohibit financial institutions such as the Bank from disclosing non-public personal financial information to third parties unless customers have the opportunity to opt out of the disclosure. The Act also magnifies the consequences of a bank receiving a less than a satisfactory community reinvestment act rating, by freezing new activities until the institution achieves a better community reinvestment act rating.

     Bills are pending before the United States Congress and the Tennessee General Assembly which could affect our business, and other similar bills may be introduced in the future. We cannot predict whether or in what form any of these proposals will be adopted or the extent to which our business may be affected thereby.

Properties

     CFB and Citizens First Bank have their main offices at 1015 Main Street, Wartburg, Morgan County and a branch location of the Bank at 105 Gail Lane, Oliver Springs, Anderson County, Tennessee. We own the land and building at each location without mortgage or other encumbrance. A portion of the unused space at Oliver Springs is currently being leased for a minimal amount. Peoples Bank's organizational office will be located at 19790 Alberta Street, Oneida, Scott County, Tennessee under a lease from an unaffiliated party.

Legal Matters

     To the best of our knowledge, there are no pending legal proceedings, other than ordinary routine litigation incidental to the business, to which we are a party or of which any of our property is the subject.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

     This report contains forward-looking statements under the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties.
When used in this discussion, the words, "believes", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate, and therefore, we cannot assure you that the forward-looking statements set out in this report will prove to be accurate.

     Factors that could cause actual results to differ from the results discussed in the forward-looking statements include, but are not limited to:

     o economic conditions (both generally and more specifically in the markets in which the we operate);

     o competition for our customers from other providers of financial services;

     o government legislation and regulation (which changes from time to time and over which we have no control);

     o changes in interest rates; and o material unforeseen changes in the liquidity, results of operations, or financial condition of our customers.

These risks are difficult to predict and many of them are beyond our control.

COMPARISON  OF FINANCIAL  CONDITION  FOR THE THREE AND NINE MONTH  PERIODS ENDED
--------------------------------------------------------------------------------
SEPTEMBER 30, 2002 AND 2001
---------------------------

General

     The Management's Discussion and Analysis of Financial Condition and Results of Operations of Citizens First Bank covers the three and nine months ended September 30, 2002 and 2001. Citizens First Bank was incorporated on October 1, 1995 and commenced operations on February 10, 1997. On October 24, 2002, a Plan of Share Exchange was consummated between Citizens First Bank and CFB in which holders of Citizens First Bank common shares exchanged them for common shares of CFB on a one for one basis, as provided for in the Plan of Share Exchange. The Plan of Share Exchange was approved by Citizens First Bank shareholders on May 23, 2002. CFB was formed August 28, 2002 under the laws of the State of Tennessee for the purpose of acquiring Citizens First Bank by means of the share exchange, and becoming a registered bank holding company under the Federal Reserve Act. CFB's only activity is owning Citizens First Bank and the members of the boards of directors of CFB and Citizens First Bank are the same.

Comparison of Results of Operations

     During the three months ended September 30, 2002, Citizens First Bank had a net income of approximately $73,000 or $0.21 per share compared with a net loss of approximately $2,000 or $0.01 per share for the same period in 2001. This increase in net income is primarily due to a $66,000 increase in net interest income, a $72,000 decrease in provision for loan losses expense, a $64,000 increase in non-interest income, and an increase in non-interest expense of $72,000. During the nine months ended September 30, 2002, Citizens First Bank had a total net income of $215,000 or $0.61 per share compared with a net income of $188,000 or $0.53 per share for the same period in 2001. This increase in net income is primarily due to a $204,000 increase in net interest income, a $33,000 decrease in provision for loan losses expense, a $25,000 increase in non-interest income, and an increase in non-interest expense of $215,000.

Net Income.

     Net income for the nine months ended September 30, 2002 totaled $215,000 compared with $188,000 for the same period in 2001. This amount is $68,000 less than the budgeted amount primarily due to the expense required to maintain the loan loss reserve at a level considered appropriate by management. Citizens First Bank's net interest margin (annualized) was 3.82% at September 30, 2002 compared to 3.95% at September 30, 2001. Net charge-offs year to date were higher than anticipated by management. Management does not anticipate achieving the 2002 net income budget of $424,000.

     Net income for the three months ended September 30, 2002 totaled approximately $73,000 compared with a net loss of approximately $2,000 for the same period in 2001. This amount is less than the budgeted amount of $108,000, primarily due to the expense required to maintain the loan loss reserve at a level considered appropriate by management.

Net Interest Income.

     Net interest income was $1.6 million for the nine months ended September 30, 2002, an increase of approximately 14.6% or $204,000 over the same period in 2001. The increase in net interest income was due primarily to the increase in the average earning assets of Citizens First Bank. Citizens First Bank's net interest margin declined slightly as the yield on Citizens First Bank's interest bearing assets decreased to a greater degree than the rates on Citizens First Bank's interest bearing deposits. Average loans net of unearned interest income increased approximately $6.5 million to $42.9 million at September 30, 2002, as compared to $36.4 million at September 30, 2001. Average loans net of unearned interest income at September 30, 2002 were approximately 77% of average total earning assets at September 30, 2002 and 77% at September 30, 2001.

     The yield on total earning assets declined 147 basis points for the nine months ended September 30, 2002 as compared to the nine months ended September 30, 2001. The primary reason for the decline in yields on earning assets was due to declines in the general interest rate environment. During 2001, the Federal Reserve lowered key interest rates 475 basis points in a series of rate cuts. The yield on average loans was 8.10% for the nine months ended September 30, 2002 as compared to 9.30% for the nine months ended September 30, 2001. Investment yields declined 202 basis points during the first nine months as compared to the same period in 2001 again due to the decline in the general interest rate environment. Yields on federal funds sold, the rates on which can change overnight, declined 302 basis points due to the decline in the interest rate environment.

     Total interest expense was $1.3 million for the nine months ended September 30, 2002, a 17% decrease as compared to the same period in 2001. The average rate on interest-bearing liabilities was 3.45% for the nine months ended
September 30, 2002, 158 basis points lower than the average rate on interest-bearing liabilities during the nine months ended September 30, 2001. The decrease in the rates on deposits during 2002 as compared to 2001 can be attributed to the decline in interest rates during 2001. Initially, as rates began to decline after the Federal Reserve lowered interest rates, Citizens First Bank's deposit rates did not lower as quickly as did the rates on earning assets. However, as rates moderated during the latter part of 2001 and remained at their lower levels, the rate on Citizens First Bank's deposits continued to decline as Citizens First Bank repriced maturing time deposits into lower rates and attracted new deposits at lower rates.

     Net interest income was $543,000 for the three months ended September 30, 2002, an increase of approximately 14% or $66,000 over the same period in 2001. This increase can be attributed to an increase in the volume of Citizens First Bank's earning assets.

Provision for Loan Losses.

     The provision for loan losses was approximately $220,000 for the nine months ended September 30, 2002 compared to $253,000 during the same period in 2001. This was the result of net charge-offs of $122,000 during the nine months ended September 30, 2002 compared with $268,000 during the same period in 2001. This was also the result of maintaining the loan loss reserve at a level considered appropriate by management. This amount was $108,000 more than the budgeted amount for the nine months ended September 30, 2002 and $145,000 more than the budgeted amount during the same period in 2001. Management anticipates the 2002 provision for loan loss expense to be approximately the same as the 2001 expense of $285,000 on an annual basis.

     The provision for loan losses was approximately $99,000 for the three months ended September 30, 2002 compared to $171,000 for three months ended September 30, 2001. This was the result of net charge-offs of $37,000 during the three months ended September 30, 2002 as compared to $23,000 for the same period in 2001. This was also the result of maintaining the loan loss reserve at a level considered appropriate by management. This amount was $60,000 higher than the budgeted amount for the three months ended September 30, 2002.

     As a percentage of average loans, the annualized rate of net charge-offs was 0.28% for the nine months ended September 30, 2002 compared to a 0.71% ratio for fiscal 2001. It is management's expectation that net charge-offs will be moderate for the remainder of 2002. While this is management's expectation based on its own internal procedures, reviews and knowledge of Citizens First Bank's loan portfolio and market area, there can be no assurances that net charge-off levels will not be higher than levels realized thus far during 2002.

     As of September 30, 2002, management's review of the allowance for loan losses concluded that the balance was adequate to provide for potential losses based upon an evaluation of risk in the loan portfolio. Despite Citizens First Bank's credit standards, internal controls, and continuous loan review process, the inherent risk in the lending process results in periodic charge-offs. Through the provision for loan losses, Citizens First Bank maintains a reserve for loan losses that management believes is adequate to absorb losses within the loan portfolio.

Non-Interest Income.

     Non-interest income through September 30, 2002 totaled $715,000 compared to $690,000 for the same period in 2001. Non-interest income for the nine months ended September 30, 2002 exceeded the budget by $31,000. Non-interest income consists of fees for the sale of credit life insurance and other loan fees, charges for insufficient funds and stop payments, service charges on deposit accounts, and fees for other services. Management has budgeted 2002 non-interest income to total $939,000. Amounts achieved through September 30, 2002 appear to be on target to substantially meet the budgeted amount.

     Non-interest income for the three months ended September 30, 2002 totaled approximately $277,000, compared to approximately $214,000 for the same period in 2001, and was more than the budgeted amount by $24,000. Non-interest income consists of fees for the sale of credit life insurance and other loan fees, charges for insufficient funds and stop payments, service charges on deposit accounts, and fees for other services. Management has budgeted 2002 non-interest income to total $939,000. Amounts achieved through September 30, 2002 appear to be on target to meet the budgeted amount.

Non-Interest Expense.

     Non-interest expense totaled approximately $1,760,000 for the nine months ended September 30, 2002 compared with approximately $1,545,000 during the same period in 2001. This amount was comprised of $850,000 for salaries and benefits, $269,000 for occupancy and equipment expense, $238,000 for data processing expense, and $403,000 for other expense items. The amount for the nine months ended September 30, 2001 was comprised of $722,000 for salaries and benefits, $250,000 for occupancy and equipment expense, $183,000 for data processing expense, and $390,000 for other expense items. Non-interest expense (annualized) as a percent of total average assets was 3.82% for the nine months ended September 30, 2002 compared to 4.01% for the nine months ended September 30, 2001. This decrease can be attributed to an increase in average total assets of approximately $9.9 million with only moderate increases in non-interest expenses.

     Non-interest expense totaled approximately $596,000 for the three months ended September 30, 2002 compared with $524,000 for the same period in 2001. This amount was comprised of approximately $289,000 for salaries and benefits, approximately $89,000 for occupancy and equipment expense, approximately $89,000 for data processing expense, and approximately $129,000 for other expense items. The amount for the three months ended September 30, 2001 was comprised of $241,000 for salaries and benefits, $86,000 for occupancy and equipment expense, $60,000 for data processing expense, and $137,000 for other expense items. This increase can be attributed to a $48,000 increase in salaries and benefits and a $29,000 increase in data processing expense.

Income Taxes.

     Citizens First Bank recognizes income taxes under the asset and liability method established in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of Citizens First Bank's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled. Citizens First Bank's deferred tax assets are reviewed quarterly and adjustments to such assets are recognized as deferred income tax expense or benefit based on management's judgment relating to the realizability of such assets.

     Citizens First Bank recognized income tax expense of $124,000 and $104,000 for the nine months ended September 30, 2002 and 2001, respectively. The effective income tax rate for Citizens First Bank was 37% and 36% for first nine months of 2002 and 2001, respectively, compared to a blended statutory rate of 38% due to the effect of non-taxable interest income on municipal securities. The effective tax rate for Citizens First Bank for the three months ended September 30, 2002 was 42%.

Capital Requirements.

     Citizens First Bank's equity capital was $4.4 million at September 30, 2002 compared to $4.2 million at year end 2001. This increase of approximately $222,000 consists primarily of Citizens First Bank's net income for the nine months ended September 30, 2002 of approximately $215,000, a net unrealized gain on available for sale securities of approximately $42,000, less the cash dividends paid of approximately $35,000. The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval.

Liquidity and Capital Resources.

     During the nine months ended September 30, 2002, Citizens First Bank increased available for sale securities by approximately $1.6 million from approximately $ 8.3 million at year end 2001 to approximately $9.9 million at September 30, 2002. Deposits increased approximately $9.1 million during the nine months ended September 30, 2002. Citizens First Bank has $2.8 million in available federal funds lines and approximately $4.7 million in available borrowings from the Federal Home Loan Bank.

     Citizens First Bank can also enter into repurchase agreement transactions should the need for additional liquidity arise. At of September 30, 2002, Citizens First Bank had $376,000 in repurchase agreement balances outstanding.

     At September 30, 2002, Citizens First Bank had capital of $4.4 million, or 6.87% of total assets as compared to $4.2 million, or 7.64% at December 31, 2001. Tennessee chartered banks that are insured by the FDIC are subject to minimum capital maintenance requirements. Regulatory guidelines define the minimum amount of qualifying capital an institution must maintain as a percentage of risk-weighted assets and average total assets. At September 30, 2002, Citizens First Bank exceeded the required capital levels.


COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2001 AND DECEMBER 31, 2000
----------------------------------------------------------------------------

     Total assets grew from December 31, 2000 to December 31, 2001 as total assets increased $8.9 million, or 19.4%, from $45.8 million at December 31, 2000 to $54.7 million at December 31, 2001. The primary increases in assets for the year ended December 31, 2001 were a $6.7 million increase in net loans, and a $3.0 million increase in investment securities.

     Total deposits increased $8.6 million, or 20.8%, from $41.3 million at December 31, 2000 to $49.9 million at December 31, 2001. Citizens First Bank is continuing to attract new customers at both of its current locations.

     Total shareholders' equity increased $284,000 as Citizens First Bank had net income of $275,000 and a net unrealized gain on available-for-sale securities of $9,000.

Comparison of Results of Operations

     During the year ended December 31, 2001, Citizens First Bank had a total net income of $275,000 or $0.78 per share. During the year ended December 31, 2000, Citizens First Bank attained a net income of $316,000 or $0.89 per share.

Results of Operations

Net income.

     Net income for 2001 totaled $275,000 compared to net income in 2000 of $316,000. Budgeted amounts of Bank earnings were not achieved by approximately $210,000, primarily due to a higher than expected loan loss provision and a loss on the sale of foreclosed real estate. Citizens First Bank completed the year with a net interest margin of 3.97%.

Noninterest Expense.

     Noninterest expense was $2.1 million in 2001 compared to $1.9 million for 2000. These expenses consist of salaries and benefits, occupancy expense, data processing expense, and other overhead expenses of conducting banking operations.

Provision for Loan Losses.

     The provision for loan loss expense was $285,000 for 2001 compared to $116,000 for 2000 due to continued loan growth. This was the result of net charge offs of $303,000 and maintaining the loan loss reserve at a level considered appropriate by management. This amount was $140,000 over the budgeted amount.

Noninterest Income.

     Noninterest income through December 31, 2001 totaled $925,000 compared to $735,000 for the year ended 2000. Noninterest income for 2001 exceeded the budget by $17,000. Noninterest income consists of fees for sale of credit life insurance and other loan fees, charges for insufficient funds and stop payments, service charges on deposit accounts, and fees for other services.

Income Tax Expense.

     Citizens First Bank's effective tax rate for 2001 was 36.2% compared to blended statutory rates of 38% for federal and state income taxes.

Capital Requirements

     The Bank's equity capital was $4.2 million at year end 2001 compared to $3.9 million at year end 2000. This increase of approximately $284,000 consists of the Bank's net income for 2001 of $275,000, and a net unrealized gain on available-for-sale securities of $9,000. No dividends were paid by the Bank during 2001. The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval.

Liquidity Resources

     Liquidity management focuses on the need to meet both short-term funding requirements and long-term growth objectives. Primary sources for liquidity include deposits, loan repayments and investment security repayments or sales of available for sale securities.

During the year ended December 31, 2001, the Bank increased available for sale securities by $3.0 million from $5.3 million at year-end 2000.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2000 AND DECEMBER 31, 1999
----------------------------------------------------------------------------

     Total assets grew from December 31, 1999 to December 31, 2000 as total assets increased $10 million, or 28.05%, from $35.8 million at December 31, 1999 to $45.8 million at December 31, 2000. The primary increases in assets for the year ended December 31, 2000 were a $5.2 million increase in net loans, a $3.2 million increase in investment securities, and a $1.6 million increase in federal funds sold.

     Total deposits increased $9.5 million, or 30.12%, from $31.8 million at December 31, 1999 to $41.3 million at December 31, 2000. Citizens First Bank continued to attract new customers at both of its locations.

     Total shareholders' equity increased $349,000 as Citizens First Bank had net income of $316,000 and had a net unrealized gain on available-for-sale securities of $33,000.

Comparison of Results of Operations

     During the year ended December 31, 2000, Citizens First Bank had a total net income of $316,000 or $0.89 per share. During the year ended December 31, 1999, Citizens First Bank attained a net income of $401,000 or $1.13 per share.

Results of Operations

Net income.

     Net income for 2000 totaled $316,000 compared to net income in 1999 of $401,000. Budgeted amounts of Bank earnings were achieved and exceeded by approximately $32,000, primarily due to an increase in noninterest income. Citizens First Bank completed the year with a net interest margin of 4.49%.

Noninterest Expense.

     Noninterest expense was $1.9 million in 2000 compared to $1.5 million for 1999. These expenses consisted of salaries and benefits, occupancy expense, data processing expense, and other overhead expenses of conducting banking operations.

Provision for Loan Losses.

     The provision for loan loss expense was $116,000 for 2000 compared to $163,000 for 1999 due to continued loan growth. This was the result of net charge offs of $87,000 and maintaining the loan loss reserve at a level considered appropriate by management. This amount was $34,000 under the budgeted amount. Management anticipates the 2001 provision for loan loss expense to be equivalent to the 2000 expense of $116,000.

Noninterest Income.

     Noninterest income through December 31, 2000 totaled $735,000 compared to $623,000 for the year ended 1999. Noninterest income for 2000 exceeded the budget by $107,000. Noninterest income consists of fees for sale of credit life insurance and other loan fees, charges for insufficient funds and stop payments, service charges on deposit accounts, and fees for other services.

Income Tax Expense.

     Citizens First Bank used its net operating loss carryforwards during the first quarter of 2000 and begun experiencing income tax expense. Citizens First Bank's effective tax rate for 2000 was 21.9% compared to blended statutory rates of 38% for federal and state income taxes.

Effects of Inflation and Changing Prices

     The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.

     Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation. In the current interest rate environment, the liquidity and maturity structures of our assets and liabilities are critical to maintenance of acceptable performance levels.


                                   Management

Directors and Executive Officers

     The following table sets forth the names and some information as of December 31, 2002, concerning directors of CFB and Citizens First Bank and the executive officers of Citizens First Bank. The directors are elected annually by our shareholders and serve until the next annual meeting of shareholders. All of the directors have served since the beginning of Citizens First Bank's operations in February 1997 and since the beginning of CFB's operations in August 2002. Officers serve at the discretion of the Board of Directors. There are no family relationships between our directors and executive officers. None of the directors or executive officers serve as directors of any bank which has a class of securities registered under, or which are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or any investment company registered under the Investment Company Act of 1940. None of our directors is a director or executive officer of another bank holding company, savings and loan association, or credit union. Our directors and executive officers and their occupations for the last five years are as follows:

                                                                                      Business Experience during
               Name                     Age                  Position                      Past Five Years
----------------------------------      ---   ------------------------------------    -------------------------
Clyde Darnell.....................      74    Director                                Grocer
David Goodman.....................      60    Director                                Timber Businessman and Farmer
Samuel L. Hull....................      58    Chief Lending Officer of Citizens       Banking
                                              First Bank and Director
Wendell S. Langley................      44    Senior Vice President and Controller    Banking
                                              of Citizens First Bank
Elizabeth Maden...................      49    Vice President of Citizens First Bank   Banking
                                              and Secretary to the Board
Billy M. Rice.....................      47    President and Chief Executive Officer   Banking
                                              of Citizens First Bank and Director
C.H. Smith........................      76    Director                                Retired Businessman
Steven N. Smith...................      47    Director                                Dentist
James Frank Wilson................      58    Chairman of the Board                   Attorney

     The following table sets forth the names and some information as of January 6, 2003, concerning the persons who will be the directors and executive officers of Peoples Bank upon its formation. As the sole shareholder of Peoples Bank, we will elect the directors annually. Officers of Peoples Bank will serve at the discretion of the Peoples Bank's board of directors. There are no family relationships between Peoples Bank's proposed directors and executive officers. None of Peoples Bank's proposed directors or executive officers serve as directors of any bank which has a class of securities registered under, or which are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or any investment company registered under the Investment Company Act of 1940. None of Peoples Bank's proposed directors is a director or executive officer of another bank holding company, savings and loan association, or credit union. Peoples Bank's proposed directors and executive officers and their occupations for the last five years are as follows

                                                                                      Business Experience during
               Name                     Age   Position with Peoples Bank                   Past Five Years
----------------------------------     ----   ------------------------------          --------------------------
Harold Brewster...................      56    Director                                Farmer
Don Billingsley...................      51    Director and Senior Management          Banking and Self-Employed
Scott Burke.......................      39    Director and Senior Management          Lending Officer for Farm
                                                                                      Credit Services
Steven Phillips...................      47    Director                                Financial Advisor
Timothy Smith.....................      34    Director                                Physician
Mary Roark........................      43    Director                                Pharmacist
John Beaty........................      45    Director                                Attorney

                 EXECUTIVE COMPENSATION AND CERTAIN TRANSACTIONS

Summary Compensation

     The following table sets forth all aggregate remuneration we paid for services for the year ended December 31, 2001, 2000 and 1999 to the executive officer of Citizens First Bank. None of our other officers received in excess of $100,000 in compensation during these years.


Name and Position                                          Year    Annual Salary
------------------                                         ----    -------------
Billy M. Rice, President and Chief Executive Officer....   2001        $90,000
                                                           2000        $87,400
                                                           1999        $80,525

Options

     No options were awarded to the executive officer of Citizens First Bank during 2001.

     The following table shows the exercise of stock options during the last completed fiscal year, as well as the estimated value of unexercised options held by the named executive officer as of January 6, 2003.

 Aggregate Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

                                                  Number of Securities Underlying     Value of Unexercised In-the
                                                     Unexercised Options/SARs             Money Options/SARs
                     Shares                               at FY-End (#)                   at FY-End ($) (1)
                    Acquired        Value
Name             on Exercise(#)   Realized ($)       Exercisable   Unexercisable     Exercisable    Unexercisable
----             -------------    ------------       -----------   -------------     -----------    -------------

Billy M. Rice          --            --             5,000               0            $30,000        $0
     --------------------------
(1)  Assuming an estimated  current value of $21.00 per share and exercise price of $15.00 per share.


     Effective April 9, 1998 the Board of Directors adopted and the shareholders approved, Citizens First Bank's 1998 Incentive and Nonqualified Stock Option Plan, which we refer to as the Employee Plan, which is a qualified stock option plan for our employees. The Employee Plan provides for the issuance of options to purchase up to an aggregate of 20,000 shares of our authorized but unissued common stock, of which options for 14,000 shares have been issued. The Plan was intended to attract and retain outstanding employees, to enable such employees to obtain a proprietary interest in CFB and thus to share in its future success, and to compensate such employees for services rendered to and for CFB.

     Effective April 9, 1998, the Board of Directors adopted the 1998 Non-Employee Director Plan, which we refer to as the Non-Employee Plan, which is a non-qualified stock option plan for non-employees. The Non-Employee Plan provides for the issuance of options to purchase up to an aggregate of 40,000 shares of our authorized but unissued common stock, of which options for 40,000 shares have been issued.

Director's Compensation

     During 2001 we paid director's fees of $400 per meeting of the Board and also paid $75 to non-employee directors for each committee meeting they attended. These fees totaled $57,400 during the year ended December 31, 2001.

Certain Transactions

     Some of our directors and officers are customers of Citizens First Bank and have had and expect to have loan transactions with Citizens First Bank in the ordinary course of business. In addition, some of our directors and officers are, at present, as in the past, affiliated with businesses which are customers of Citizens First Bank and which have had and expect to have loan transactions with Citizens First Bank in the ordinary course of business. These loans were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties. In the opinion of the Board of Directors, these loans do not involve more than a normal risk of collectibility or present other unfavorable features.

                                FINANCIAL TABLES

Net Interest Income

     The following table sets forth weighted average yields we earned by us on our earning assets and the weighted average rates paid on our average deposits and other interest-bearing liabilities for the periods indicated, and others other information:


                                                        2001                               2000
                                          --------------------------------------------------------------------
(Fully taxable equivalent)                             Interest    Average               Interest   Average
(Dollars in thousands except                Average    Income/      Yields/    Average    Income/    Yields/
for per share data)                          Balance   Expense     Rate (%)    Balance     Expense  Rate (%)
                                          ----------  ---------   ---------   ---------  ---------  --------
Assets:

Interest-earning assets:

Loans net of unearned income.............   $37,203    $3,427      9.21       $31,481     $3,019    9.59
U.S. Treasury and other government            7,763       425      5.47         3,785        238    6.29
agencies.................................
FHLB stock...............................       156        11      7.05           129         10    7.75
Bankers Bank stock.......................        70         1      1.43            --         --      --
Federal funds sold.......................     2,831       115      4.06         1,742        108    6.20
                                             ------    ------                  ------     ------
   Total interest-earning
assets/interest income...................    48,023     3,979      8.29        37,137      3,375    9.09
Cash and due from banks..................     1,879        --        --         1,024         --      --
Other assets.............................     2,990        --        --         3,178         --      --
Allowance for loan losses................      (335)       --        --          (397)        --      --
                                             ------    ------                 -------     ------    ----
    Total................................   $52,557    $3,979      7.57       $40,942     $3,375    8.24
                                             ======    ======                 =======     ======

Liabilities and stockholders' equity

Interest-bearing liabilities:

Demand deposits..........................   $12,484      $390      3.12       $ 9,290      $388     4.18
Savings..................................     2,503        63      2.52         2,039        70     3.43
Time certificates........................    27,432     1,607      5.86        20,774     1,242     5.98
Repurchase agreements....................       363        13      3.58           142         7     4.93
Federal funds purchased..................        --        --        --             3        --       --
                                           --------    ------                  ------     -----
   Total interest-bearing
liabilities/interest expense.............    42,782     2,073      4.85        32,248     1,707     5.29
Non-interest bearing demand deposits.....     5,391        --        --         4,731        --       --
Other liabilities........................       286        --        --           241        --       --
Shareholders' equity.....................     4,098        --        --         3,722        --       --
                                            -------     -----                  ------     -----
  Total..................................   $52,557    $2,073      3.94       $40,942    $1,707     4.17
                                            =======    ======                  ======    ======
Net interest earnings....................        --    $1,906                      --     $1,668      --
Net interest on interest-earning assets..        --        --      3.97            --         --    4.49

Return on average assets.................        --        --      0.52            --         --    0.77
Return on average equity.................        --        --      6.71            --         --    8.49
Cash dividends declared..................        --       n/a        --            --        n/a      --
Dividend payout ratio....................        --        --       n/a            --         --     n/a


     The following table sets forth weighted average yields we earned on our earning assets and the weighted average rates paid on our average deposits and other interest-bearing liabilities for the periods indicated, and some other information:

                                                         Nine Months Ended                       Nine Months Ended
                                                        September 30, 2002                      September 30, 2001
                                              ---------------------------------------------------------------------------------
                                                              Interest                                  Interest    Average
                                                 Average      Income/      Average                      Income/     Yields/
                                                 Balance      Expense    Yields/Rate   Average Balance  Interest      Rate
                                              ---------------------------------------------------------------------------------


Loans (1) (2)                                    $42,891,159  $2,604,371     8.10%      $36,406,244    $2,538,539    9.30%

Investment securities (3) (5)                      9,618,425     272,729     3.78%        7,940,152       344,307    5.78%

Federal funds sold                                 3,467,300      41,837     1.61%        2,921,850       101,417    4.63%
                                              --------------  ----------                 ----------     ---------
Total earning assets                              55,976,884   2,918,937     6.95%       47,268,246     2,984,263    8.42%
                                                              ----------                                ---------
Other assets                                       5,512,238                              4,404,211

                                               --------------                           -----------
Total Assets                                      61,489,122                             51,672,457
                                               ==============                           ===========

Interest-bearing time deposits                   31,573,756    1,007,172     4.25%       27,069,819     1,220,624    6.01%

Interest-bearing Demand deposits                 18,773,709      299,867     2.13%       14,567,247       353,206    3.23%

Securities sold under agreements to repurchase      372,909        6,769     2.42%          361,395        10,773    3.97%
                                              --------------------------                 ----------     ---------
Total rate-bearing liabilities                   50,720,374    1,313,808     3.45%       41,998,461     1,584,603    5.03%
                                                            ------------                                ---------
Non Interest-bearing demand deposits and
801
other liabilities                                 6,461,368                               5,601,801
                                               -------------                            -----------
Total Liabilities
                                                 57,181,742                              47,600,262
                                               -------------                            -----------

Total Stockholders' Equity                        4,307,380                               4,072,195
                                               -------------                            -----------
Total Liabilities and Stockholders' Equity
                                                 61,489,122                              51,672,457
                                               =============                            ===========

Net interest income
                                                             $1,605,129                               $1,399,660
                                                            ===========                               ==========


Net interest spread                                                          3.50%                                   3.39%
                                                                           =======                             ===========


Net interest margin (4)                                                      3.82%                                   3.95%
                                                                           =======                             ===========

(1) Gross of allowance for loan losses
(2) Includes average non-accrual loans
(3) Excludes the impact of the average net unrealized gain on securities available for sale
(4) Net interest income divided by total earning assets
(5) Interest income on investment securities is presented on a tax-effected basis using a 34% federal income tax rate and a 20% TEFRA disallowance

     The following table presents a summary of changes in interest income, interest expense, and the interest rate differential aggregated by the changes in volumes and rates:

                                                                December 31, 2001                 December 31, 2000
                                                                      versus                            versus
                                                                December 31, 2000                 December 31, 1999
                                                               Increase (Decrease)               Increase (Decrease)
                                                                 Change Due to:(1)                Change Due to: (1)
                                                        --------------------------------   ------------------------------

(Dollars in Thousands)                                     Volume         Rate     Total      Volume        Rate   Total
                                                        ----------- --------------------   -----------  --------- -------
Increase (decrease) in (2):
Loans, net of unearned income.........................       $532       $(124)       $408        $482       $93     $575
U.S. Treasury and other U.S. government agency
securities............................................        222         (35)        187           34       41      75
FHLB stock and Banker's Bank stock....................          6          (4)          2            2        2       4
Federal funds sold....................................         52         (45)          7           18       21      39
                                                               --         ----          -           --       --      --
         Total interest income........................        812        (208)        604          536      157     693
                                                              ---        -----        ---          ---      ---     ---

Increase (decrease) in (2):
Demand deposits.......................................        114       (112)           2          120       39     159
Savings deposits......................................         14        (21)          (7)           9        5      14
Time certificates.....................................        390        (25)         365          148       92     240
Repurchase agreements.................................          8         (2)           6            7       --       7

         Total interest expense.......................        526       (160)         366          284      136     420
                                                             ----       -----        ----         ----     ----    ----
Increase (decrease) in net interest income............       $286       $(48)        $238         $252     $ 21    $273
                                                             ====       =====        ====         ====     ====    ====

(1) Increases (decreases) are attributable to volume changes and rate changes on the following basis: Volume Change equals change in volume times prior year rate. Rate Change equals change in rate times prior year volume. The
     Rate/Volume Change equals the change in volume times the change in rate, and it is allocated between Volume Change and Rate Change at the ratio that the absolute value of each of these components bears to the absolute value of their total.

(2) For purposes of this schedule, non-accruing loans are included in the average balances and tax exempt income is reflected on a tax equivalent basis. Loan fees included in interest income are not material to the presentation.


Liability and Asset Management

     The matching of assets and liabilities may be analyzed by examining the extent to which assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

     Our Board of Directors and Wendell S. Langley act as the asset/liability committee. The committee is charged with monitoring the liquidity and funds position of Citizens First Bank. The committee regularly reviews (a) the rate sensitivity position on a three-month, six-month, and one-year time horizon; (b) loans to deposit ratios; and (c) average maturity for certain categories of liabilities.

     Citizens First Bank does not operate an asset/liability management model. No estimates of the impact of changing interest rates on historical or projected earnings are available. The current level of interest rate risk can, however, be inferred from maturity and repricing data. At December 31, 2001, Citizens First Bank had a negative cumulative repricing gap within one year of approximately $14.3 million, or approximately 28.85% of total earning assets. This negative repricing gap indicates that Citizens First Bank's future earnings may be materially adversely impacted by a rise in market interest rates, as occurred in early 1995, and such impact would primarily be felt in the twelve month period after such a rise in rates.

     The following table represents an interest sensitivity profile for Citizens First Bank as of December 31, 2001 and 2000. The table represents a static point in time and does not consider other variables, such as changing spread relationships or interest rate levels. "Net repricing gap" is the difference between total earning assets and total interest-bearing liabilities repricing in any given period and "cumulative gap" is the sum of the net repricing gap from period to period. Interest-bearing demand, savings and money market account deposits are presented as repricing in the earliest period presented.

                                                                   December 31, 2001
                                                                   -----------------
                                                    After 3 months  After 12
                                       Within         Within 12     months
                                       3 months         months      Within 5 years    After 5 years     Total
                                     ----------- ----------------   --------------    -------------  ----------

(Dollars in thousands)
Earning assets:
Loans..............................   $   5,464       $ 12,626        $14,798           $ 8,258        $41,146
Investment securities:
     Available for sale............       2,677            295          2,013             3,321          8,306
     Held to maturity..............          --             --             --                --             --
Federal funds sold.................         275             --             --                --            275
                                         ------             --             --                --            ---
         Total earning assets......       8,416         12,921         16,811            11,579         49,727
                                         ------         ------         ------            ------         ------

Interest-bearing liabilities:
Interest-bearing deposits..........      25,289         10,391          8,597                --         44,277
                                        -------         ------          -----                --         ------
         Total interest-bearing          25,289         10,391          8,597                --         44,277
                                        -------         ------          -----                --         ------
         liabilities
Net repricing gap..................   $(16,873)         $2,530         $8,214           $11,579         $5,450
                                      =========         ======         ======           =======         ======
Rate sensitivity gap:
Net repricing gap as a percentage
  of total earning assets..........    -200.49%          19.58%         48.86%           100.00%
Cumulative gap.....................   $(16,873)       $(14,343)       $(6,129)          $ 5,450
Cumulative gap as a percentage of
  total earning assets.............     -33.93%         -28.84%        -12.33%            10.96%
                                       -------        --------        -------           -------


                                                                  December 31, 2000
                                                   After 3 months     After 12
                                        Within      Within 12          month         After 5 years
                                        3 months       months        Within 5 years      years            Total
                                        --------   ---------------   --------------  -------------      -------

(Dollars in thousands)
Earning assets:
Loans..............................     $5,478          $8,354          $17,445         $3,191         $34,468
Investment securities:
     Available for sale............      2,103           1,189              990          1,039           5,321
     Held to maturity..............         --              --               --             --              --
Federal funds sold.................      1,825              --               --             --           1,825
                                        ------              --               --             --          ------
         Total earning assets......      9,406           9,543           18,435          4,230          41,614

Interest-bearing liabilities:
Interest-bearing deposits..........     18,388           7,392           10,695             --          36,475
                                        ------           -----           ------             --          ------
         Total interest-bearing
         liabilities                    18,388           7,392           10,695             --          36,475
                                        ------           -----           ------         ------          ------

Net repricing gap..................    $(8,982)         $2,151           $7,740         $4,230         $ 5,139
                                       =======          ======           ======         ======         =======
Rate sensitivity gap:
Net repricing gap as a percentage
  of total earning assets..........    -95.49%          22.54%           41.97%        100.00%
Cumulative gap.....................   $(8,982)        $(6,831)            $909         $5,139
Cumulative gap as a percentage of
  total earning assets.............    -21.58%         -16.42%            2.18%         12.34%

Management has made the following assumptions in the above analysis:

(a) Assets and liabilities are generally assigned to a period based upon their earliest repricing period when the repricing is less than the contractual maturity.
(b)  Nonaccrual loans are included in the loan category.
(c) Investment securities available for sale are currently treated in the same manner as comparable securities in the investment securities held to maturity portfolio in that they are scheduled according to the earlier of their contractual maturities or earliest repricing dates; however, the maturities of callable agency securities are scheduled according to their call dates when valued at a premium to par.
(d) Money market deposits and savings deposits that have no contractual maturities are scheduled in the within 3 months category. Repurchase agreements are not included in the analysis above because their amounts are not material.

Deposits

     Citizens First Bank's primary sources of funds are interest-bearing deposits. The following table sets forth Citizens First Bank's deposit structure at September 30, 2002 and December 31, 2001 and 2000.


                                                                       September       December       December
                                                                        30, 2002       31, 2001       31, 2000
                                                                        --------       --------       ---------
(In Thousands)
Non interest-bearing deposits:
Individuals, partnerships and corporations.......................        $6,627         $5,496          $4,799
Certified and official checks....................................            14             18              26
U.S. Government and State and Political Subdivisions in U.S......           159            159              21
                                                                         ------         ------          ------
  Total non interest-bearing deposits............................         6,800          5,673           4,846
                                                                         ------         ------          ------

Interest-bearing deposits:
Interest-bearing demand accounts.................................        16,617         13,006          10,614
Savings accounts.................................................         3,833          2,971           2,085
Certificates of deposit, less than $100,000......................        22,105         20,993          17,258
Certificates of deposit, greater than $100,000...................         9,699          7,307           6,518
                                                                         ------         ------          ------
  Total interest-bearing deposits................................        52,254         44,277          36,475
                                                                         ------         ------          ------

  Total deposits.................................................       $59,054        $49,950         $41,321
                                                                        =======        =======         =======

     The following table presents a breakdown by category of the average amount of deposits and the weighted average rate paid on deposits for the periods as indicated:

                                                                                       December 31,
                                                                                   2001              2000
                                                                          -----------------    ----------------

(In Thousands)
Non interest-bearing deposits.......................................        $ 5,391         --    $ 4,731        --
Savings deposits....................................................          2,503       2.5%      2,039      3.4%
Time deposits.......................................................         27,432       5.9%     20,774      6.0%
Interest-bearing demand deposits....................................         12,484       3.1%      9,290      4.2%
                                                                            -------               -------
         Total deposits.............................................        $47,810               $36,834
                                                                            =======               =======

     At December 31, 2001 and 2000, time deposits greater than $100,000 aggregated approximately $7.3 million and $6.5 million, respectively. The following table indicates, as of December 31, 2001 and 2000, the dollar amount of $100,000 or more deposits by the time remaining until maturity:

                               2001                                      2000
                   ---------------------------------         -------------------------------
                       3                 1 Year                                     1 Year
                    Months    3 to 12    through              3 Months   3 to 12    through
                    or less   Months     5 Years    Total     or less    Months     5 years   Total
                   --------   -------    -------   ------     --------   -------    -------   -----

(In Thousands)

Time certificates   $2,177    $2,488     $2,642     $7,307    $ 746      $2,756     $3,016    $6,518

Assets

     The management of Citizens First Bank considers many criteria in managing assets, including creditworthiness, diversification and structural characteristics, maturity and interest rate sensitivity. The following table sets forth Citizens First Bank's interest earning assets by category at September 30, 2002 and at December 31, 2001 and 2000.



                                September 30,    December       December
                                       2002      31, 2001       31, 2000
                                ------------    -----------     ---------
       (In Thousands)
        Investment securities:
        Available for sale........   $9,929        $8,306        $5,321
        Held to maturity..........       --            --            --
        Federal funds sold........    4,155           275         1,825
          Loans:
        Real estate...............   27,698        24,552        18,055
        Commercial and other......   16,909        16,593        16,413
        Total loans...............   44,607        41,145        34,468
        Less unearned income......        1             5            26
                                          -             -            --
     Loans, net of unearned income.  44,606        41,140        34,442
                                    -------       -------       -------
     Interest earning assets ...... $58,690       $49,721       $41,588
                                    =======       =======       =======

Investment Portfolio

     At year-end 2001, obligations of the U.S. Government or its agencies represented 95% of the investment portfolio. The following table presents the composition of the carrying value of Citizens First Bank's investment portfolio at September 30, 2002 and at December 31, 2001 and 2000.


                                September 30,     December       December
                                       2002       31, 2001       31, 2000
                                -------------     --------       --------
       (In Thousands)

 Available for sale:
 Obligations of U.S.
    Government agencies........     $9,052         $7,663        $5,074
 Obligations of states
    and political subdivisions.        290            198            --
 Corporate bonds...............        266            200           110
 FHLB stock....................        242            166           137
 Bankers Bank stock............         79             79            --
                                        --             --            --
       Total...................     $9,929         $8,306        $5,321
                                    ======         ======        ======

     The following table presents the maturity distribution of the amortized cost and estimated market value of Citizens First Bank's investment portfolio at December 31, 2001 and 2000. The weighted average yields on these instruments are presented based on final maturity.


                                                                2001                                    2000
                                            ------------------------------------     --------------------------------------

                                                          Estimated     Weighted                     Estimated    Weighted
                                            Amortized       Market      Average      Amortized         Market      Average
                                              Cost          Value        Yield          Cost           Value        Yield
                                              ----          -----        -----          ----           -----        -----
(Dollars in Thousands)
Available for sale:
Obligations of U.S.
  Government Agencies:
    Due within 1 year                        $1,746         $1,746        1.86%         $3,184        $3,182         6.31%
    Due after 1 year but within 5 years       2,331          2,346        5.55%            997           990         6.11%
    Due after 5 years..................       3,564          3,571        5.22%            897           902         6.96%
Obligations of State and Political
Subdivision:
    Due after 5 years                           200            198        2.78%             --            --            --
 Corporate bonds:
    Due after 5 years..................         200            200        2.09%            100           110         6.82%
FHLB Stock                                      166            166          --             137           137            --
Bankers Bank Stock                               79             79          --              --            --
                                                 --             --                          --            --
        Total..........................      $8,286         $8,306        4.32%         $5,315        $5,321         6.39%
                                             ======         ======                      ======        ======

Investment Policy

     The objective of Citizens First Bank's investment policy is to invest funds not otherwise needed to meet the loan demand of its market area to earn the maximum return for Citizens First Bank, yet still maintain sufficient liquidity to meet fluctuations in Citizens First Bank's loan demand and deposit structure. In doing so, Citizens First Bank balances the market and credit risks against the potential investment return, makes investments compatible with the pledge requirements of Citizens First Bank's deposits of public funds, maintains compliance with regulatory investment requirements, and assists the various public entities with their financing needs. Billy M. Rice and Wendell S. Langley are authorized to execute security transactions for the investment portfolio based on the decisions of the investment committee. Citizens First Bank's Board of Directors acts as the investment committee and has full authority over the investment portfolio and makes decisions on purchases and sales of securities. All the investment transactions occurring since the previous board of directors' meeting are reviewed by the board at its next monthly meeting, and the entire portfolio is reviewed on a semi-annual basis. The investment policy allows portfolio holdings to include short-term securities purchased to provide Citizens First Bank's needed liquidity and longer term securities purchased to generate level income for Citizens First Bank over periods of interest rate fluctuations.

     Citizens First Bank's investment securities portfolio of $8.3 million at December 31, 2001 and $5.3 million at December 31, 2000, consisted of securities available for sale which are carried at estimated market value.

Loan Portfolio

     Total loans of $41.1 million at December 31, 2001, reflected an increase of $6.7 million compared to total loans for the year ended December 31, 2000. Residential real estate loans, which historically have had low loss experience, increased $4.4 million or 28%. Construction and land development loans, loans secured by farmland and commercial real estate loans increased by $2.0 million or 89.6%. Commercial and industrial loans and agricultural loans increased by $1.6 million or 41.7%. These types of loans carry a higher level of risk in that the borrowers' ability to repay may be affected by local economic trends. Installment and other consumer loans decreased by $1.5 million, or 12.8%. These loans, generally secured by automobiles and other consumer goods, contain a historically higher level of risk; however, this risk is mitigated by the fact that these loans generally consist of small individual balances. As the loan portfolio is concentrated in Morgan and surrounding counties, there is a risk that the borrowers' ability to repay the loans could be affected by changes in local economic conditions. The following table sets forth the composition of Citizens First Bank's loan portfolio at September 30, 2002 and at December 31, 2001 and 2000.


                                                                            September      December       December
                                                                             30, 2002      31, 2001       31, 2000
                                                                             --------      --------       --------

(In Thousands)
Real estate loans:
  Construction and land development.......................................   $ 1,179        $   443        $  1,226
  Secured by farmland and improvements....................................       263            195              34
  Secured by residential properties.......................................    21,102         20,187          15,751
  Commercial real estate loans............................................     5,414          3,727           1,044
                                                                             -------        -------         -------
     Total real estate loans..............................................    27,958         24,552          18,055
                                                                             -------        -------         -------
Loans to farmers..........................................................       110             91              21
Commercial and industrial loans...........................................     5,245          5,612           4,005
Installment loans.........................................................    10,816         10,607          12,236
Other consumer loans......................................................       141            130              72
All other loans...........................................................       337            153              79
                                                                             -------        -------         -------
     Total loans..........................................................   $44,607        $41,145        $ 34,468
                                                                             =======        =======         =======


     The following table sets forth the maturities of the loan portfolio and the sensitivity to interest rate changes of that portion of Citizens First Bank's loan portfolio that matures after one year.


                                                                             December 31, 2001
                                                    --------------------------------------------------------------
                                                                               Maturity Range
                                                    --------------------------------------------------------------
                                                    One Year        One Through           Over
(In Thousands)                                       or Less         Five Years        Five Years         Total
                                                     -------         ----------        ----------        ------

Closed-end loans secured by first lien on 1- 4
family properties..................                  $ 7,963           $ 4,358          $ 6,087          $18,408
All other loans....................                   10,126            10,440            2,171           22,737
                                                     -------           -------          -------          -------

  Total loans......................                  $18,089           $14,798          $ 8,258          $41,145
                                                     =======           =======          =======          =======


     The sensitivity to interest rate changes of that portion of Citizens First Bank's loan portfolio that matures after one year is set forth below.

     Closed-end loans secured by first lien on 1-4 family properties maturing after one year as of December 31, 2001 (in thousands):

           Fixed rate..............................          $ 4,321
           Floating rate...........................            6,124
                                                             -------
                                                              10,445

           Other loans maturing after one year:

           Fixed rate..............................            8,854
           Floating rate...........................            3,757
                                                             -------
                                                              12,611
                                                             -------
           Total loans maturing after one year.....          $23,056
                                                             =======

Loan Policy

     All lending activities of Citizens First Bank are under the direct supervision and control of the loan committee, which consists of directors Rice, Hull, Darnell, Goodman, James F. Wilson, C.H. Smith and Steven N. Smith. The loan committee enforces loan authorizations for each officer, decides on loans exceeding such limits, services all requests for officer credits to the extent allowable under current laws and regulations, administers all problem credits, and determines the allocation of funds for each lending division. Citizens First Bank's established maximum loan volume to deposits is 90%. The loan portfolio consists primarily of real estate, commercial, farming and installment loans. Commercial loans consist of either real estate loans or term loans. Maturity of term loans is normally limited to five to seven years. Conventional real estate loans may be made up to 80% of the appraised value or purchase cost of the real estate for no more than a thirty-year term. Installment loans are based on the earning capacity and vocational stability of the borrower.

     The Board of Directors at its regularly scheduled meetings approves loans of $200,000 or more and reviews all new loans made the preceding month. Loans which are 30 days or more past due are reviewed monthly.

     Management of Citizens First Bank periodically reviews the loan portfolio, particularly nonaccrual and renegotiated loans. The review may result in a determination that a loan should be placed on a nonaccrual status for income recognition. In addition, to the extent that management identifies potential losses in the loan portfolio, it reduces the book value of such loans, through charge-offs, to their estimated collectible value. Citizens First Bank's policy is to classify as nonaccrual any loan on which payment of principal or interest is 90 days or more past due except where there is adequate collateral to cover principal and accrued interest and the loan is in the process of collection. Management defines "in the process of collection" as that point where the customer has agreed to an accelerated repayment plan to bring the loan current, which definition is in accordance with generally accepted accounting principles, which we refer to as "GAAP," but is not in accordance with such definition as contained in Banking Bulletin 91-19. No concessions are granted and late fees are collected. In addition, a loan will be classified as nonaccrual if, in the opinion of the management, based upon a review of the borrower's or guarantor's financial condition, collateral value or other factors, payment is questionable, even though payments are not 90 days or more past due.

     When a loan is classified as nonaccrual, any unpaid interest is reversed against current income. Interest is included in income thereafter only to the extent received in cash. The loan remains in a nonaccrual classification until such time as the loan is brought current, when it may be returned to accrual classification. When principal or interest on a nonaccrual loan is brought current, if in management's opinion future payments are questionable, the loan would remain classified as nonaccrual. After a nonaccrual or renegotiated loan is charged off, any subsequent payments of either interest or principal are applied first to any remaining balance outstanding, then to recoveries and lastly to income.

     The large number of consumer installment loans and the relatively small dollar amount of each makes an individual review impracticable. It is Citizens First Bank's policy to charge off any consumer installment loan which is past due 90 days or more.

     In addition, mortgage loans secured by real estate are placed on nonaccrual status when the mortgagor is in bankruptcy, or foreclosure proceedings are instituted. Any accrued interest receivable remains an obligation of the borrower.

     Citizens First Bank's underwriting guidelines are applied to four major categories of loans, commercial and industrial, consumer, agricultural and real estate which includes residential, construction and development and certain other real estate loans. Citizens First Bank requires its loan officers and loan committee to consider the borrower's character, the borrower's financial condition as reflected in current financial statements, the borrower's management capability, the borrower's industry and the economic environment in which the loan will be repaid. Before approving a loan, the loan officer or committee must determine that the borrower is basically honest and creditworthy, determine that the borrower is a capable manager, understand the specific purpose of the loan, understand the source and plan of repayment, determine that the purpose, plan and source of repayment as well as collateral are acceptable, reasonable and practical given the normal framework within which the borrower operates.

Credit Risk Management and Reserve for Loan Losses

     Credit risk and exposure to loss are inherent parts of the banking business. Management seeks to manage and minimize these risks through its loan and investment policies and loan review procedures. Management establishes and continually reviews lending and investment criteria and approval procedures that it believes reflect the risk sensitive nature of Citizens First Bank. The loan review procedures are set to monitor adherence to the established criteria and to ensure that on a continuing basis such standards are enforced and maintained.

     Management's objective in establishing lending and investment standards is to manage the risk of loss and provide for income generation through pricing policies. To effectuate this policy, Citizens First Bank makes commercial real estate and farming loans with one year or less fixed maturity.

     Management regularly reviews the loan portfolio and determines the amount of loans to be charged-off. In addition, management considers factors such as Citizens First Bank's previous loan loss experience, prevailing and anticipated economic conditions, industry concentrations and the overall quality of the loan portfolio. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowances for losses on loans and real estate owned. These agencies may require Citizens First Bank to recognize additions to the allowances based on their judgments about information available at the time of their examinations. In addition, any loan or portion thereof which is classified as a "loss" by regulatory examiners is charged-off.

     The reserve for loan losses is increased by provisions charged to operating expense. The reserve is reduced by charging off loans or portions of loans at the time they are deemed by management to be uncollectible and increased when loans previously charged off are recovered. The resulting reserve for loan losses is viewed by management as a single, unallocated reserve available for all loans and, in management's opinion, is adequate to provide for reasonably foreseeable potential loan losses. Rules and formulas relative to the adequacy of the reserve, although useful as guidelines to management, are not rigidly applied. The reserve for loan losses was $388,000 at year end 2001, or 0.94% of loans outstanding, net of unearned income, compared to $406,000 or 1.18% at year end 2000.

     The following table presents data related to Citizens First Bank's reserve for loan losses for the years ended December 31, 2001 and 2000.


                                                         2001           2000
                                                       -------        --------
(Dollars In Thousands)

Balance at beginning of period..................       $  406          $  377
Charge offs:
  Commercial, financial and agricultural........         (186)            (15)
  Real estate mortgage..........................           --              (5)
  Installment loans to individuals..............         (159)            (94)
                                                       -------         -------

Recoveries:
  Commercial, financial and agricultural........           22              --
  Real estate mortgage..........................           --              --
  Installment loans to individuals..............           20              27
                                                       -------         -------

Net charge offs.................................         (303)            (87)
Additions to reserve charged to operations......          285             116
                                                       -------         -------
Balance at end of period........................       $  388          $  406
                                                       =======         =======

Ratio of net charge offs during the period
to average loans outstanding during the period..         0.81%           0.28%
Average allowance for loan losses to average
total loans.....................................         0.90%           1.26%

     The following table presents data related to Citizens First Bank's reserve for loan losses for the nine months ended September 30, 2002 and 2001.


                                                                         For the Nine Months Ended September 30,
                                                                                  2002                2001
                                                                       ------------------------   ------------

Average Loans Outstanding                                                       $ 42,891,159      $ 36,406,244
                                                                                ============      ============

Allowance at beginning of period                                                $    387,612      $    405,714

Charge-offs:
Commercial, financial and agricultural                                                29,527           181,828
Real Estate - construction                                                               -0-               -0-
Real Estate - mortgage                                                                   -0-               -0-
Installment - consumer                                                               101,620           122,860
Other                                                                                    -0-               -0-

                                                                                ------------      ------------
Total charge-offs                                                                    131,147           304,688
                                                                                ------------      ------------

Recoveries:
Commercial, financial and agricultural                                                   -0-            17,600
Real Estate - construction                                                               -0-               -0-
Real Estate - mortgage                                                                   -0-               -0-
Installment - consumer                                                                 8,684            18,611
Other                                                                                    -0-               -0-

                                                                                ------------      ------------
Total recoveries                                                                       8,684            36,211
                                                                                ------------      ------------

                                                                                ------------      ------------
Net charge-offs                                                                      122,463           268,477
                                                                                ------------      ------------

Provision for loan losses                                                            219,805           253,107

                                                                                ------------      ------------

Allowance at end of period                                                      $    484,954      $    390,344
                                                                                ============      ============

Ratio of net charge-offs during the period to average loans
outstanding during the period                                                         0.29 %            0.74 %

     At December 31, 2001 and 2000, the allowance for loan losses was allocated as follows (dollars in thousands):

                                                                     2001                               2000
                                                       ----------------------------       -------------------------------
                                                                                                     Percent of loans
                                                                Percent of loans in                          in
                                                                   each category                       each category
                                                       Amount      to total loans         Amount       to total loans
                                                       ------ --------------------        ------    ---------------------

Commercial, financial and agricultural.........        $  39            14%                $  41           12%
Real estate mortgage...........................          194            60%                  203           52%
Installment loans to individuals...............          155            26%                  162           36%
                                                         ---            ---                  ---           ---
   Total.......................................        $ 388           100%                $ 406          100%
                                                        ====           ====                =====          ====


     The allocation of the allowance is presented based in part on evaluations of past history and composition of the loan portfolio. Since these factors are subject to change, the current allocation of the allowance is not necessarily indicative of the breakdown of future losses.

     The following table sets forth information with respect to nonperforming loans of Citizens First Bank on the dates indicated. Accrual of interest is discontinued when there is reasonable doubt as to the full, timely collections of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it is reviewed and a determination is made as to whether it should be placed on nonaccrual status. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on these loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on these loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally accrued on these loans in accordance with the new terms.

Nonperforming assets (Dollars in thousands):               December 31,
                                                     ----------------------
                                                      2000            2001
                                                     ------          ------
Nonaccrual loans..............................        $180           $   --
Restructured loans............................          --               --
Other loans past due 90 days or more to
  principal or interest payments..............         134              326
Nonperforming loans as a percentage of net
  loans before allowance for loan losses......        0.76%           0.95%
Allowance for loan losses as a percentage
  of nonperforming loans......................       123.4%          124.5%



Capital Resources/Liquidity

     Of primary importance to depositors, creditors and regulators is the ability to have readily available funds sufficient to repay fully maturing liabilities. Citizens First Bank's liquidity, represented by cash and cash due from banks, is a result of its operating, investing and financing activities. In order to insure funds are available at all times, Citizens First Bank devotes resources to projecting on a monthly basis the amount of funds which will be required and maintains relationships with a diversified customer base so funds are accessible. Liquidity requirements can also be met through short-term borrowings or the disposition of short-term assets which are generally matched to correspond to the maturity of liabilities.

     Although Citizens First Bank has no formal liquidity policy, in the opinion of management, its liquidity levels are considered adequate. Citizens First Bank is subject to general FDIC guidelines which do not require a minimum level of liquidity. Management believes its liquidity ratios meet or exceed these guidelines. Management does not know of any trends or demands which are reasonably likely to result in liquidity increasing or decreasing in any material manner.

         The following table sets forth liquidity ratios for the periods indicated:


                                                  2001              2000
                                              ------------------------------
Average loans to average deposits......            78%               85%

Impact of Inflation and Changing Prices

     The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time and due to inflation. The impact of inflation on operations of Citizens First Bank is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of Citizens First Bank are monetary in nature. As a result, interest rates have a more significant impact on Citizens First Bank's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

Capital Adequacy

     Capital adequacy refers to the level of capital required to sustain asset growth over time and to absorb losses. The objective of Citizens First Bank's management is to maintain a level of capitalization that is sufficient to take advantage of profitable growth opportunities while meeting regulatory requirements. This is achieved by improving profitability through effectively allocating resources to more profitable businesses, improving asset quality, strengthening service quality, and streamlining costs. The primary measures used by management to monitor the results of these efforts are the ratios of average equity to average assets, average tangible equity to average tangible assets, and average equity to net loans.

     The Federal Reserve Board has adopted capital guidelines governing the activities of bank holding companies. These guidelines require the maintenance of an amount of capital based on risk-adjusted assets so that categories of assets with potentially higher credit risk will require more capital backing than assets with lower risk. In addition, banks and bank holding companies are required to maintain capital to support, on a risk-adjusted basis, some off-balance sheet activities such as loan commitments.

     The capital guidelines classify capital into two tiers, referred to as Tier I and Tier II. Under risk-based capital requirements, total capital consists of Tier I capital which is generally common stockholders' equity less goodwill and Tier II capital which is primarily a portion of the allowance for loan losses and certain qualifying debt instruments. In determining risk-based capital requirements, assets are assigned risk-weights of 0% to 100%, depending primarily on the regulatory assigned levels of credit risk associated with such assets. Off-balance sheet items are considered in the calculation of risk-adjusted assets through conversion factors established by the regulators. The framework for calculating risk-based capital requires banks and bank holding companies to meet the regulatory minimums of 4% Tier I and 8% total risk-based capital. In 1990 regulators added a leveraged computation to the capital requirements, comparing Tier I capital to total average assets less goodwill.

         Citizens First Bank's capital ratios are set forth below.

                                              September          December 31,
(Dollars in Thousands)                        30, 2002          2001       2000
                                             -----------        ---------------


Capital:
Tier I capital:
   Stockholders' common equity................  $ 4,408       $ 4,186   $ 3,902
   Less unrealized gain (loss) on securities .       55            12         4
   Less disallowed intangibles................       --            --        --
                                                -------       -------   -------
   Total Tier I capital.......................    4,353         4,174     3,898
Tier II capital:
   Qualifying allowance for loan losses.......      485           388       399
                                                -------       -------   -------
       Total capital..........................  $ 4,838       $ 4,562   $ 4,297
                                                =======       =======    ======
Risk-adjusted assets..........................  $42,184       $37,292   $31,879
Quarterly average assets......................  $63,020       $55,183   $44,812
Ratios:
Tier I capital to risk-adjusted assets.......      10.3%         11.2%     12.2%
Tier II capital to risk-adjusted assets......       1.2%          1.0%      1.3%
Total capital to risk-adjusted assets........      11.5%         12.2%     13.5%
Leverage-- Tier I capital to quarterly
average assets less disallowed intangibles...       6.9%          7.6%      8.7%

     FDICIA established five capital categories for banks and bank holding companies. The bank regulators adopted regulations defining these five capital categories in September 1992. Under these new regulations each bank is classified into one of the five categories based on its level of risk-based capital as measured by Tier I capital, total risk-based capital, and Tier I leverage ratios and its supervisory ratings.

     The following table lists the five categories of capital and each of the minimum requirements for the three risk-based capital ratios.

                             Total Risk-Based   Tier I Risk-Based     Leverage
                             Capital Ratio        Capital Ratio         Ratio
                             ----------------   -----------------   ------------
Well-capitalized...............  10% or above     6% or above       5% or above
Adequately capitalized.........  8% or above      4% or above       4% or above
Undercapitalized...............  Less than 8%     Less than 4%      Less than 4%
Significantly undercapitalized.  Less than 6%     Less than 3%      Less than 3%
Critically undercapitalized....      --               --            2% or less

     On December 31, 2001 and September 30, 2002, Citizens First Bank exceeded the regulatory minimums and qualified as a well-capitalized institution under the regulations.

                  SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS

     As of January 6, 2003, our records indicate the following number of shares of common stock were beneficially owned by (i) each person who is a director of CFB or a named executive officer of Citizens First Bank and (ii) all directors and executive officers as a group. Management is not aware of any change in control of CFB which has occurred since February 10, 1997, or any arrangement which may, at a subsequent date, result in a change in control of CFB. We do not know of any other persons who own, beneficially or of record, more than 5% of our outstanding common stock.

                               Amount and Nature of
                               Beneficial Ownership
Name of Beneficial Owner       (Number of Shares)           Percent of Class (1)
------------------------       --------------------         --------------------

Clyde Darnell (2)...............      21,000                        5.77%
David Goodman (3)...............      10,230                        2.85%
Samuel L. Hull (4)..............      12,628                        3.52%
Wendell S. Langley (5)..........       6,891                        1.94%
Elizabeth Maden (6).............       2,000                        0.56%
Billy M. Rice (7)...............      12,149                        3.39%
C. H. Smith (8).................      20,150                        5.54%
Steven N. Smith (9).............      10,000                        2.79%
James Frank Wilson (10).........      21,500                        5.91%
Directors and executive officers
     as a group (9 persons).....     116,548                       32.93%

-----------------------

(1) Unless otherwise indicated, beneficial ownership consists of sole voting and investing power based on 353,904 shares issued and outstanding on January 6, 2003. Options to purchase 53,000 shares are exercisable or become exercisable within 60 days of January 6, 2003. These shares issuable under options are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by each person to whom a portion of these options relate but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.
(2)  Includes 10,000 shares issuable upon the exercise of options.
(3)  Includes 5,000 shares issuable upon the exercise of options.
(4) Includes 5,000 shares issuable upon the exercise of options, and 1,740 shares held by HLR Investors, a partnership, in which Mr. Hull is a partner.
(5) Includes 2,000 shares issuable upon the exercise of options, and 1,741 shares held by HLR Investors, a partnership, in which Mr. Langley is a partner.
(6)  Includes 1,000 shares issuable upon the exercise of options.
(7) Includes 5,000 shares issuable upon the exercise of options and 1,741 shares held by HLR Investors, a partnership, in which Mr. Rice is a partner.
(8)  Includes 10,000 shares issuable upon the exercise of options.
(9)  Includes 5,000 shares issuable upon the exercise of options.
(10) Includes 10,000 shares issuable upon the exercise of options.

     Messrs. Billy M. Rice and Samuel L. Hull serve as executive officers of Citizens First Bank and directors of CFB and Citizens First Bank. Mr. Wendell S. Langley and Ms. Elizabeth J. Maden serve as executive officers of Citizens First Bank.

Market for CFB's Common Stock and Related Securities Holders Matters

     There is no established market for our common stock. There is no significant likelihood that any market will develop in the future. There has been isolated trading of the common stock where shareholders wishing to transfer shares would do so in individually negotiated transactions. The following table shows a range of high and low sales prices, to the best of management's knowledge, for Citizens First Bank's common stock prior to the consummation of the share exchange and for CFB's common stock after the consummation of the share exchange for the periods indicated.

                                    High            Low
                                  ------          ------
2000:
           First Quarter          $18.50          $15.00
           Second Quarter          18.50           16.00
           Third Quarter           19.00           18.50
           Fourth Quarter          20.00           15.00
2001:
           First Quarter          $20.00          $18.00
           Second Quarter          18.00           16.00
           Third Quarter           20.00           18.00
           Fourth Quarter          22.00           18.00
2002:
           First Quarter          $21.00          $15.00
           Second Quarter          22.00           20.00
           Third Quarter           22.00           20.00
           Fourth Quarter          23.00           20.00


     The payment of cash dividends is subject to the discretion of our Board of Directors. CFB's ability to pay dividends is dependent on cash dividends paid to it by Citizens First Bank. The ability of Citizens First Bank to pay dividends to CFB is restricted by applicable regulatory requirements. For more information on these restrictions, please see the sections entitled "Dividend Policy" and "DESCRIPTION OF SECURITIES--Dividend Rights and Limitation on Payments of Dividends." We have never paid cash dividends and do not anticipate that we will be paying cash dividends in the foreseeable future. We cannot assure you that any dividend will be declared or, if declared, what the amount of the dividend would be or whether the dividends would continue in future periods.

         Options convertible into 54,000 shares of common stock were outstanding as of January 6, 2003. All shares of common stock held by our executive officers and directors can be sold pursuant to Rule 144 of the Securities Act of 1933. As of January 6, 2003, our executive officers and directors beneficially owned 116,548 shares of CFB common stock, including shares issuable upon the exercise of options. As of January 6, 2003, we had approximately 552 shareholders of record and 353,904 shares of common stock outstanding.


                            Description of Securities

General

     CFB's Amended and Restated Charter authorizes us to issue up to 5,000,000 shares of common stock, at a par value of $1.00 per share, of which 353,904 shares are outstanding at January 6, 2003. All outstanding shares are fully paid and nonassessable. The capital stock of CFB does not represent or constitute a deposit account and is not insured by the FDIC.

     The following is a summary of certain rights and provisions of our common stock. This summary does not purport to be complete and is qualified in its entirety by reference to our Amended and Restated Charter and the Tennessee Business Corporation Act, which we refer to as the "TBCA."

Dividend Rights and Limitations on Payment of Dividends.

     Except as described below, the holders of common stock are entitled to receive, pro rata, such dividends and other distributions as and when declared by our Board of Directors out of the assets and funds legally available therefor; provided, however, that the declaration and payment of dividends by the Board of Directors depends to a great extent on the ability of Citizens First Bank to pay dividends. Citizens First Bank is subject to the rules and regulations of the TDFI and the FDIC governing the amount of dividends which may be paid to shareholders, the manner in which dividends are paid, and the methods, if any, by which capital stock and surplus may be retired and reduced. Investors should be aware that the FDIA would prohibit any dividend payments by a bank if the bank is in default in the payment of any assessment due the FDIC. Citizens First Bank has paid all assessments due to date and anticipates doing so in the future. Also, despite the availability of net or accumulated earnings in later years of operations and the capacity to maintain capital at levels required by governmental regulation, the Board of Directors may choose to retain all earnings for the operation of the business.

Voting Rights.

     The holders of common stock are entitled to one vote per share on all matters presented for a shareholder vote. There is no provision for cumulative voting. A set of bylaws has been adopted for the guidance and control of CFB. Amendments to the bylaws may be adopted by majority vote of the directors or shareholders.

Board of Directors.

     Our business is controlled by a board of directors, which is elected annually by a majority vote of the shareholders. Shareholders will be required to state nominations for directors in writing and file any nominations with our secretary. To be timely, nominations for directors must be mailed and received at our principal office not less than 120 days prior to the meeting at which directors are to be elected. Any vacancies in the Board of Directors and any newly created directorships may be filled by a majority vote of the directors then in office. The Board is comprised of 7 directors. The number of directors serving on the Board may be changed by a resolution adopted by the affirmative vote of the majority of the entire Board of Directors. Each director shall serve until his or her successor is elected and qualified or until his or her earlier death, resignation, or removal.

Liquidation Rights.

     Upon the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of CFB, after the payment in full of its debts and other liabilities, the remainder of its assets, if any, are to be distributed pro rata among the holders of common stock. Subject to any required regulatory approvals, our board of directors, at their discretion, may authorize and issue debt obligations, whether or not subordinated, without prior approval of the shareholders, thereby further depleting the liquidation value of the common stock.

Preemptive Rights.

     The holders of common stock have preemptive rights to purchase additional shares offered by us in the future. That is, we may sell additional common stock to nonshareholders only after first offering to each then-current shareholder the right to purchase the same percentage of such newly offered shares as is the shareholder's percentage of the then-outstanding common stock.

Redemption.

     The common stock may not be redeemed except upon our consent and the consent of the shareholders.

Conversion Rights.

     The holders of common stock have no conversion rights.

Liability to Further Calls or to Assessments by CFB.

     The common stock is not subject to liability for further calls or to assessments by CFB.

Governing Law and Organizational Documents.

     Shareholders' rights and related matters are governed by the TBCA and our Amended and Restated Charter and our Amended and Restated Bylaws. Our Amended and Restated Charter may not be amended without the affirmative vote of at least a majority of the shares entitled to vote generally in the election of directors, voting as a single voting group. Our Amended and Restated Bylaws may be amended by either the affirmative vote of a majority of all shares outstanding and entitled to vote generally in the election of directors, or by an affirmative vote of a majority of our directors then holding office.

Control-Share Acquisition Provisions.

     Our Amended and Restated Charter includes a control-share acquisition provision where acquirors of control blocks of stock are required to obtain disinterested shareholder approval or by the affirmative vote of 75% of the Board of Directors in order to vote such shares. The Amended and Restated
Charter specifically provides that no person shall make a control-share acquisition by directly or indirectly offering to acquire, or acquiring the beneficial ownership of more than 10% of any class of our equity securities. In the event a control-share acquisition is made in violation of the Amended and Restated Charter, all stock beneficially owned by any person in excess of 10% shall be considered "excess stock" and shall not be counted as stock entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to the shareholders for a vote. Any person who proposes to make or has made a control-share acquisition may at the person's election deliver an acquiring person statement to us at our principal office. The acquiring person statement must set forth all of the following:

o the identity of the acquiring person and each other member of any group of which the person is a part for purposes of determining control shares;

o    a  statement  that the  acquiring  person  statement  is given  pursuant to
     Article 10 of the Amended and Restated Charter;

o the number of shares of CFB owned, directly or indirectly, by the acquiring person and each other member of the group;

o the range of voting power under which the control-share acquisition falls or would, if consummated, fall;

o if the control-share acquisition has not taken place: (a) a description in reasonable detail of the terms of the proposed control-share acquisition; and (b) representations of the acquiring person, together with a statement, in reasonable detail, of the facts upon which they are based, that the proposed control-share acquisition, if consummated, will not be contrary to law and that the acquiring person has the financial capacity to make the proposed control-share acquisition.

     If the acquiring person so requests at the time of delivery of an acquiring person statement and gives an undertaking to pay our expenses of an annual meeting, within 10 days thereafter, our directors or others authorized to call such a meeting under our Amended and Restated Bylaws shall call a special meeting of our shareholders for the purpose of considering the voting rights to be accorded the shares acquired or to be acquired in the control-share acquisition. Unless the acquiring person agrees in writing to another date, the special meeting of shareholders shall be held within 50 days after our receipt of the request. If the acquiring person so requests in writing at the time of delivery of the acquiring person statement, the special meeting must not be held sooner than 30 days after our receipt of the acquiring person statement. If no request is made, the voting rights to be accorded the shares acquired in the control-share acquisition shall be presented to the next special or annual meeting of the shareholders. If a special meeting is requested, notice of the special meeting of shareholders shall be given as promptly as reasonably practicable by us to all shareholders of record as of the record date set for the meeting, whether or not entitled to vote at the meeting. Notice of the special or annual shareholder meeting at which the voting rights are to be considered must include or be accompanied by both of the following: (a) a copy of the acquiring person statement delivered to CFB pursuant to Article 10 of the Amended and Restated Charter; (b) a statement by the Board of Directors, authorized by its directors, of its position or recommendation, or that it is taking no position or making no recommendation, with respect to the proposed control-share acquisition.

     Control shares acquired in a control-share acquisition have voting rights as were accorded the shares before the control-share acquisition only to the extent granted by resolution approved by a majority of the shares other than the interested shares or by the affirmative vote of 75% of the Board of Directors excluding any director who is proposing to make a control share acquisition or who is a member of a group making or proposing to make a control share acquisition.

     To be approved by the shareholders, the resolution must be approved by: (a) each class or series entitled to vote separately on the proposal by a majority of all the votes entitled to be cast by the class or series with the holders of the outstanding shares of a class or series being entitled to vote as a separate class; and (b) each class or series entitled to vote separately on the proposal by a majority of all the votes entitled to be cast by that group, excluding all interested shares.

Indemnification of Directors and Officers.

     Our Amended and Restated Charter and our Amended and Restated Bylaws provide that we may indemnify directors and officers who are a party to any litigation or proceeding by reason of the fact that he is or was a director or officer of CFB. This indemnification may include reasonable expenses incurred in connection with the action, suit or proceeding, civil or criminal, except as may be otherwise limited by law, including attorneys fees and out-of-pocket costs. This indemnification will be in accordance with the provisions of the TBCA and applicable rules and regulations of all governmental authorities (including but not limited to the FDIC, the TDFI, and the Federal Reserve) as they may exist from time to time.

     We will indemnify our officers, directors, employees and agents to the maximum extent permitted by law. Judgments, fines and settlements incurred by him in connection with any this suit or proceeding, if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the corporation, and, in the case of a derivative action on behalf of the corporation, that he not be adjudged to be liable for negligence or misconduct, are covered by the indemnification.

Stock Option Plans.

     Under the Employee Plan, our Board of Directors is authorized to issue to our employees stock options for up to 20,000 shares of our common stock. The Employee Plan is intended to provide incentives to, and rewards for, employees who have contributed and will continue to contribute to the success of the enterprise. The option prices are determined by the Board of Directors, or a committee thereof, but option prices may not be less than 100% of the fair market value of the common stock on the date the option is granted. All options may be exercised at times and in amounts as may be determined at the time of the granting of the options by the Board of Directors, or a committee thereof; provided, however, that no options may be exercised later than ten years after the date upon which they were granted.

     Options may be exercised within 30 days, or longer period as the Board may determine, after retirement, resignation, or termination of the option holder's employment or service with us, but only to the extent that they had become exercisable at retirement, resignation or termination. Any unexercised options shall expire in the event of an option holder's retirement or dismissal or otherwise as described above. Under some circumstances involving our change of control, the Board of Directors may accelerate the exercise and termination of the option. No awards can be made under the Stock Option Plan after March 26, 2008. Currently there are 14,000 outstanding options granted under the Employee Plan.

     The Non-Employee Plan provides for the issuance of options to purchase up to an aggregate of 40,000 shares of our common stock, of which options for 40,000 shares have been issued. The options under the Non-Employee Plan expire ten years from the date the option was granted. None of the options granted under the Non-Employee Plan have been exercised to date.

Tennessee Anti-Takeover Statutes.

     In addition to certain of the provisions in our Amended and Restated Charter discussed above, Tennessee has adopted a series of statutes which can have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares.

     Under the Tennessee Investor Protection Act, unless a company's board of directors has recommended a takeover offer to shareholders no offeror beneficially owning 5% or more of any class of equity securities of the offeree company, any of which was purchased within one year prior to the proposed takeover offer (unless the offeree, before making the purchase, has made a public announcement of his intention with respect to changing or influencing the management or control of the offerer company has made a full, fair and effective disclosure of such intention to the person from whom he intends to acquire the securities and has filed with the Tennessee Commissioner of Commerce and Insurance (the "Insurance Commissioner") and the offerer company a statement signifying these intentions and containing additional information as the Insurance Commissioner by rule prescribes), may offer to acquire any class of equity security of an offeree company pursuant to a tender offer if after the acquisition thereof the offeror would be directly or indirectly a beneficial owner of more than 10% of any class of outstanding equity securities of CFB, which we refer to as a "Takeover Offer." An offeror must provide that any equity securities of an offeree company deposited or tendered pursuant to a Takeover Offer may be withdrawn by an offeree at any time within seven days from the date the offer has become effective following filing with the Insurance Commissioner and the offeree company and public announcement of the terms or after 60 days from the date the offer has become effective. If an offeror makes a Takeover Offer for less than all the outstanding equity securities of any class, and if the number of securities tendered is greater than the number the offeror has offered to accept and make for, the securities shall be accepted pro rata. If an offeror varies the terms of a Takeover Offer before its expiration date by increasing the consideration offered to offeree, the offeror shall make the increased consideration for all equity securities accepted, whether accepted before or after the variation in the terms of the offer.

     Under the Tennessee Business Combination Act, subject to certain exceptions, no Tennessee corporation may engage in any "business combination" with an "interested shareholder" for a period of five years following the date that this shareholder became an interested shareholder unless prior to this date the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder.

         "Business combination" is defined by the TBCA as any

     o    merger or consolidation;

     o    share exchange;

     o sale, lease, exchange, mortgage, pledge or other transfer of assets representing 10% of more of (A) the aggregate market value of the corporation's consolidated assets, (B) the aggregate market value of the corporation's shares, or (C) the corporation's consolidated net income;

     o issuance or transfer of shares from the corporation to the interested shareholder;

     o    plan  of  liquidation  of  dissolution   proposed  by  the  interested
          shareholder;

     o transaction or recapitalization which increases the proportionate share of any outstanding voting securities owned or controlled by the interested shareholder; or

     o    financing  arrangement  whereby any interested  shareholder  receives,
          directly  or  indirectly,   a  benefit  except  proportionately  as  a
          shareholder.

     "Interested shareholder" is defined as (i) any person that is the beneficial owner of 10% or more of the voting power of any class or series of outstanding voting stock of the corporation or (ii) an Affiliate or associate of the corporation who at any time within the five-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of any class or series of the outstanding stock of the corporation. Consummation of a business combination that is subject to the five-year moratorium is permitted after such period when the transaction (a) (i) complies with all applicable charter and bylaw requirements and (ii) is approved by the holders of two-thirds of the voting stock not beneficially owned by the interested shareholder, and (b) meets certain fair price criteria.

     The Tennessee Greenmail Act prohibits a Tennessee corporation from purchasing, directly or indirectly, any of its shares at a price above the market value of the shares (defined as the average of the highest and lowest closing market price for the shares during the 30 trading days preceding the purchase and sale or preceding the commencement or announcement of a tender offer if the seller of the shares has commenced a tender offer or announced an intention to seek control of the corporation) from any person who holds more than 3% of the class of securities to be purchased if such person has held the shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by the corporation or the corporation makes an offer, of at least equal value per share, to all holders of shares of the class.

                                     Experts

     The financial statements for the year ended December 31, 2001, included in this prospectus, to the extent and for the periods indicated in their reports, have been audited by Pugh & Company, independent certified public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                  Legal Matters

     The validity of the shares we are offering will be passed upon for us by Baker, Donelson, Bearman, & Caldwell, 207 Mockingbird Lane, P.O. Box 3038, Johnson City, Tennessee 37602.

                 Indemnification for Securities Act Liabilities

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, which we refer to as the "Act," may be permitted to directors, officers and controlling persons of CFB pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission this indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                          INDEX TO FINANCIAL STATEMENTS




Audited Financial Statements:

Independent Auditor's Report................................................F-1

Consolidated Balance Sheets as of December 31, 2001 and 2000................F-2

Consolidated Statements of Income for the Years ended
December 31, 2001, 2000 and 1999............................................F-3

Consolidated Statements of Comprehensive Income for the
Years ended December 31, 2001, 2000 and 1999................................F-4

Consolidated Statements of Changes in Shareholders'
Equity for the Three Years ended December 31, 2001..........................F-5

Consolidated Statements of Cash Flows for the Years
ended December 31, 2001, 2000 and 1999......................................F-6

Notes to Financial Statements...............................................F-8

Unaudited Financial Statements:

Consolidated Balance Sheets as of September 30, 2002
and December 31, 2001......................................................F-19

Consolidated Statements of Income for the Three and
Nine Months ended September 30, 2002 and 2001..............................F-20

Consolidated Statements of Comprehensive Income for
the Nine Months ended September 30, 2002 and 2001..........................F-21

Consolidated Statements of Changes in Shareholders'
Equity for the Nine Months ended September 30, 2002........................F-22

Consolidated Statements of Cash Flows for the Nine
Months ended September 30, 2002 and 2001...................................F-23

Notes to Financial Statements September 30, 2002 and 2001..................F-24

                          INDEPENDENT AUDITOR'S REPORT



Board of Directors
Citizens First Bank and Subsidiary
Wartburg, Tennessee


We have audited the accompanying consolidated balance sheets of Citizens First Bank and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for the years ended December 31, 2001, 2000 and 1999. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens First Bank and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

                                        /s/ Pugh & Company, P.C.

                                        Pugh & Company, P.C.
                                        Certified Public Accountants
                                        Knoxville, Tennessee
                                        January 17, 2002

                       CITIZENS FIRST BANK AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS


                                                        As of December 31,            2001                    2000
                                                                                -----------------    -------------------
ASSETS
Cash and Due From Banks                                                      $          2,245,307   $           1,762,568
Federal Funds Sold                                                                        275,000               1,825,000
                                                                                -----------------     -------------------
 Total Cash and Cash Equivalents                                                        2,520,307               3,587,568

Investment Securities Available for Sale, at Fair Value                                 8,306,139               5,321,160
Loans, Net                                                                             40,752,525              34,036,481
Premises and Equipment, Net                                                             2,749,188               2,368,451
Accrued Interest Receivable                                                               356,471                 360,546
Foreclosed Real Estate                                                                          0                 109,948
Prepaid Expenses and Other                                                                 81,704                  60,029
                                                                                -----------------     -------------------

TOTAL ASSETS                                                                 $         54,766,334   $          45,844,183
                                                                                =================     ===================
LIABILITIES AND EQUITY
LIABILITIES
Deposits
 Demand                                                                      $         21,650,382   $          17,545,804
 Term                                                                                  28,299,794              23,775,606
                                                                                -----------------     -------------------

  Total Deposits                                                                       49,950,176              41,321,410

Securities Sold Under Agreement to Repurchase                                             369,583                 356,300
Accrued Interest Payable                                                                  154,985                 176,916
Accrued Income Taxes                                                                       18,258                  51,907
Deferred Income Taxes                                                                      45,114                      63
Other                                                                                      42,663                  35,618
                                                                                -----------------     -------------------
  Total Liabilities                                                                    50,580,779              41,942,214
                                                                                -----------------     -------------------

SHAREHOLDERS' EQUITY
Common Stock, Par Value $1, Authorized 2,000,000
 Shares; Issued and Outstanding 353,904 Shares
 in 2001 and 2000                                                                         353,904                 353,904
Capital in Excess of Par Value                                                          3,359,412               3,359,412
Retained Earnings                                                                         459,863                 184,783
Accumulated Other Comprehensive Income                                                     12,376                   3,870
                                                                                -----------------     -------------------
  Total Shareholders' Equity                                                            4,185,555               3,901,969
                                                                                -----------------     -------------------

TOTAL LIABILITIES AND EQUITY                                                 $         54,766,334   $          45,844,183
                                                                                =================     ===================

   The accompanying notes are an integral part of these financial statements.


                       CITIZENS FIRST BANK AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME

                              For the Years Ended December 31,               2001                 2000                 1999
                                                                    ----------------    -----------------    -----------------

INTEREST INCOME
 Loans                                                           $         3,427,451  $         3,019,428  $         2,443,784
 Investment Securities                                                       435,720              247,946              169,458
 Federal Funds Sold                                                          115,415              108,198               69,059
                                                                    ----------------    -----------------    -----------------

  Total Interest Income                                                    3,978,586            3,375,572            2,682,301

INTEREST EXPENSE                                                           2,072,959            1,707,123            1,287,029
                                                                    ----------------    -----------------    -----------------

NET INTEREST INCOME                                                        1,905,627            1,668,449            1,395,272

PROVISION FOR LOAN LOSSES                                                    284,745              116,363              162,784
                                                                    ----------------    -----------------    -----------------

NET INTEREST INCOME AFTER PROVISION
 FOR LOAN LOSSES                                                           1,620,882            1,552,086            1,232,488
                                                                    ----------------    -----------------    -----------------
NONINTEREST INCOME
 Service Charges On Demand Deposits                                          547,509              455,777              379,803
 Loan Fees and Other Service Charges                                         327,464              241,914              223,203
 Other                                                                        49,560               36,832               19,811
                                                                    ----------------    -----------------    -----------------
  Total Noninterest Income                                                   924,533              734,523              622,817
                                                                    ----------------    -----------------    -----------------

NONINTEREST EXPENSE
 Salaries and Employee Benefits                                              917,580              797,168              656,590
 Occupancy and Equipment Expense                                             351,932              294,015              211,100
 Data Processing Fees                                                        269,065              232,507              193,577
 Office Supplies and Postage                                                 145,663              114,991               96,448
 Advertising and Promotion                                                    47,594               60,991               43,980
 Loss on Foreclosed Real Estate                                               51,520                8,247                2,289
 Loss on Sale of Former Main Office Facility                                       0               85,856                    0
 Other                                                                       331,152              288,141              250,552
                                                                    ----------------    -----------------    -----------------
  Total Noninterest Expense                                                2,114,506            1,881,916            1,454,536
                                                                    ----------------    -----------------    -----------------
INCOME BEFORE INCOME TAXES                                                   430,909              404,693              400,769

INCOME TAXES                                                                 155,829               88,719                    0
                                                                    ----------------    -----------------    -----------------
NET INCOME                                                       $           275,080  $           315,974  $           400,769
                                                                    ================    =================    =================

EARNINGS PER SHARE                                               $              0.78  $              0.89  $              1.13
                                                                    ================    =================    =================

   The accompanying notes are an integral part of these financial statements.

                                      F-3

                       CITIZENS FIRST BANK AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME


                                  For the Years Ended December 31,          2001              2000              1999
                                                                     --------------    --------------    ---------------
NET INCOME                                                           $      275,080    $      315,974    $       400,769
                                                                     --------------    --------------    ---------------

Unrealized Gains (Losses) on Investment Securities
 Available for Sale                                                          13,720            50,542            (44,300)

Reclassification Adjustment for Gains/Losses
 Included in Net Income                                                           0                 0                  0

Income Taxes  Related to Unrealized Gains/Losses
 on Investment Securities Available for Sale                                 (5,214)          (17,434)            15,062
                                                                     --------------    --------------    ---------------

  Other Comprehensive Income, Net of Tax                                      8,506            33,108            (29,238)
                                                                     --------------    --------------    ---------------

COMPREHENSIVE INCOME                                                 $      283,586    $      349,082    $       371,531
                                                                     ==============    ==============    ===============































   The accompanying notes are an integral part of these financial statements.

                       CITIZENS FIRST BANK AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                   For the Three Years Ended December 31, 2001





                                                                                                  Accumulated
                                                             Capital in        Retained              Other               Total
                                             Common          Excess of         Earnings          Comprehensive       Shareholders'
                                              Stock          Par Value         (Deficit)         Income (Loss)           Equity
                                        --------------  ----------------  ----------------   ------------------   -----------------

BALANCES, JANUARY 1, 1999               $      349,603   $     3,299,198  $      (531,960)   $                0   $       3,116,841

Issuance of 4,301 Shares
 of Common Stock                                 4,301            60,214                 0                    0              64,515

Net Income                                           0                 0           400,769                    0             400,769

Other Comprehensive Loss                             0                 0                 0             (29,238)            (29,238)
                                           -----------      ------------     -------------      ---------------       -------------

BALANCES, DECEMBER 31, 1999                    353,904         3,359,412         (131,191)             (29,238)           3,552,887

Net Income                                           0                 0           315,974                    0             315,974

Other Comprehensive Income                           0                 0                 0               33,108              33,108
                                           -----------      ------------     -------------      ---------------       -------------

BALANCES, DECEMBER 31, 2000                    353,904         3,359,412           184,783                3,870           3,901,969

Net Income                                           0                 0           275,080                    0             275,080

Other Comprehensive Income                           0                 0                 0                8,506               8,506
                                           -----------     -------------     -------------      ---------------       -------------

BALANCES, DECEMBER 31, 2001             $      353,904   $     3,359,412  $        459,863   $           12,376   $       4,185,555
                                        ==============   ===============  ================   ==================   =================













   The accompanying notes are an integral part of these financial statements.


                       CITIZENS FIRST BANK AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             For the Years Ended December 31,           2001                2000                1999
                                                                   ---------------     ---------------     ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net Income                                                     $        275,080    $        315,974    $        400,769
                                                                   -------------     ---------------     ---------------

Adjustments to Reconcile Net Income to Net
 Cash Provided by Operating Activities:
  Provision For Loan Losses                                              284,745             116,363             162,784
  Depreciation                                                           199,093             164,016             110,098
  Loss on Sale of Real Estate Acquired Through Foreclosure                39,949              10,307                   0
  Loss on Sale of Premises and Equipment                                       0              85,855                   0
  Amortization of Investment Securities Premiums
   and Discounts, Net                                                      8,535              (1,368)              2,838
  Federal Home Loan Bank Stock Dividends                                 (10,500)             (8,800)             (5,900)
  Deferred Taxes (Benefit)                                                39,837              12,362             (14,671)
  (Increase) Decrease in Accrued Interest Receivable                       4,075            (158,957)            (18,825)
  (Increase) Decrease in Prepaid Expenses and Other                      (21,675)             22,597             (47,370)
  Increase (Decrease) in Accrued Income Taxes                            (33,649)             38,916              12,991
  Increase (Decrease) in Accrued Interest Payable                        (21,931)             42,635               8,418
  Increase (Decrease) in Other Liabilities                                 7,045              (9,999)             25,041

   Total Adjustments                                                     495,524             313,927             235,404
                                                                   -------------     ---------------     ---------------

    Net Cash Provided by Operating Activities                            770,604             629,901             636,173
                                                                   -------------     ---------------     ---------------

CASH FLOWS FROM INVESTING ACTIVITIES Investment Securities Held to Maturity:
  Purchases                                                                    0            (500,000)         (8,011,288)
  Maturities                                                                   0           1,499,160          10,750,000
 Investment Securities Available for Sale:
  Purchases                                                          (14,315,864)         (7,650,345)         (1,097,138)
  Maturities                                                           9,950,000           3,450,000                   0
 Principal Collections on Mortgage-Backed Securities                   1,396,570              59,095                   0
 Purchases of Premises and Equipment                                    (579,830)           (855,202)           (949,168)
 Proceeds From Sales of Premises and Equipment                                 0              35,000                   0
 Proceeds From Sales of Real Estate Acquired
  Through Foreclosure                                                     69,261              13,951                   0
 Net Increase in Loans                                                (7,000,051)         (5,321,129)         (5,211,263)
                                                                   -------------     ---------------     ---------------

    Net Cash Used in Investing Activities                            (10,479,914)         (9,269,470)         (4,518,857)
                                                                   -------------     ---------------     ---------------




                             For the Years Ended December 31,           2001              2000               1999
                                                                   -------------    ---------------   ---------------

CASH FLOWS FROM FINANCING ACTIVITIES

 Net Increase in Deposits                                              8,628,766           9,563,422           3,732,058
 Increase in Securities Sold Under Agreements
  to Repurchase                                                           13,283             356,300                   0
 Net Proceeds From Issuance of Common Stock                                    0                   0              64,515
 Increase (Decrease) in Federal Funds Purchased                                0            (300,000)            300,000
                                                                   -------------     ---------------     ---------------

    Net Cash Provided by Financing Activities                          8,642,049           9,619,722           4,096,573
                                                                   -------------     ---------------     ---------------

NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                                                 (1,067,261)            980,153             213,889

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                           3,587,568           2,607,415           2,393,526
                                                                   -------------     ---------------     ---------------

CASH AND CASH EQUIVALENTS, END OF YEAR                             $   2,520,307       $   3,587,568       $   2,607,415
                                                                   =============     ===============     ===============


Supplementary Disclosures of Cash Flow Information:

 Cash Paid During the Year for:
  Interest                                                         $   2,094,890       $   1,664,488       $   1,278,611
  Income Taxes                                                     $     165,791       $      35,081       $           0

Supplementary Disclosures of Noncash Investing Activities:
 Acquisition of Foreclosed Real Estate                             $     164,262       $      23,500       $     127,606
 Sale of Real Estate Acquired Through Foreclosure
  by Origination of Mortgage Loans                                 $     165,000       $      16,900       $           0
 Change in Unrealized Loss on Investment Securities
  Available for Sale                                               $      13,720       $      50,542       $     (44,300)
 Change in Deferred Income Taxes Associated With Unrealized
  Loss on Investment Securities Available for Sale                 $       5,214       $      17,434       $     (15,062)
 Change in Net Unrealized Loss on Investment Securities
  Available for Sale                                               $       8,506       $      33,108       $     (29,238)







   The accompanying notes are an integral part of these financial statements.

                       CITIZENS FIRST BANK AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2001, 2000 and 1999



NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - Citizens First Bank was incorporated on October 1, 1995 for the purpose of organizing a state-chartered commercial bank. Citizens First Bank commenced operations on February 10, 1997. Citizens First Bank provides a variety of banking services to individuals and business through its two offices in Wartburg and Oliver Springs, Tennessee. Its primary deposit products are demand deposits and certificates of deposit; and its primary lending products are real estate mortgage loans, consumer installment loans, and commercial business loans. Significant accounting policies are:

Principles of Consolidation - These consolidated financial statements include the accounts of Citizens First Bank and its wholly owned subsidiary, CFB Financial Services, Inc., which provides insurance agency services. All significant intercompany balances and transactions have been eliminated.

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans (see below).

Consolidated Statement of Comprehensive Income - In June 1997 the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting comprehensive income and its components in the consolidated financial statements. The object of the statement is to report a measure of all changes in equity of an enterprise that results from transactions and other economic events of the period other than transactions with owners. Items included in comprehensive income include revenues, gains and losses that under accounting principles generally accepted in the United States of America are directly charged to equity. Examples include foreign currency translations, pension liability adjustments and unrealized gains and losses on investment securities available for sale.

Cash and Due From Banks - Cash and due from banks includes balances in six correspondent commercial banks located in the southeastern United States. Balances in correspondent bank accounts in excess of FDIC insurance limits totalled approximately $306,000 as of December 31, 2001 ($693,000 as of December 31, 2000).

Federal Funds Sold - Federal funds sold consist of unsecured loans to two correspondent commercial banks located in the southeastern United States. The loans are repaid on the next business day.

Investment Securities - In accordance with SFAS No. 115, the Bank has segregated its investment securities into the following category:

          Available for Sale - All debt and equity securities have been placed in this category. Debt securities in this category are carried at fair value based on quoted market prices. The Bank's equity securities are considered non-marketable and the fair value for its non-marketable equity securities is estimated to be equivalent to historical cost. Securities may be sold in response to changes in interest rates, liquidity needs, or for other purposes. Any unrealized gain or loss is reported in the statements of comprehensive income, net of any deferred tax effect.

          Realized gains or losses on the sales of securities available for sale are based on the net proceeds and amortized cost of the securities sold, using the specific identification method. See Note 2 for additional information on investment securities.

Recognition of Interest on Loans - Unearned interest on installment loans is recognized as income over the terms of the loans using a declining balance method. Interest on other loans is calculated using the simple interest method on the principal outstanding. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful.

Allowance for Loan Losses - The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated future cash flows. Because of uncertainties associated with regional economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that management's estimate of credit losses inherent in the loan portfolio and the related allowance may change materially in the near term. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses.

Premises  and  Equipment  - Premises  and  equipment  are  stated at cost,  less
accumulated  depreciation.   Depreciation  is  computed  principally  using  the
straight-line method using estimated useful lives of three to forty years.

Foreclosed Real Estate - Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less costs to sell at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other nonoperating expenses. The Bank's historical average holding period for such properties is approximately six months.

Repurchase   Agreements  -  Repurchase   agreements  are  treated  as  financing
transactions and are carried at the amounts at which the securities will be subsequently reacquired, as specified in the respective agreements.

Advertising and Promotion - Advertising and promotion costs are expensed as incurred.

Income Taxes - Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of the allowance for loan losses, accumulated depreciation and investment securities available for sale. The deferred tax assets and liabilities, which are recorded net of a valuation allowance, represent the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled. See Note 9 for additional information.

Earnings Per Share - Earnings per share is based on the weighted average number of shares outstanding of 353,904 for each of the years ended December 31, 2001 and 2000, and 353,209 for the year ended December 31, 1999. Outstanding stock options to purchase 54,000 shares as of December 31, 2001, 2000 and 1999, were not included in the calculation of earnings per share because the exercise price per share was equivalent to the estimated fair value per share.

NOTE 2 - INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities are as follows:

                                                                     Investment Securities Available for Sale
                                                    ----------------------------------------------------------------------------

                                                                            Gross                Gross             Estimated
                                                       Amortized          Unrealized          Unrealized             Fair
                                                         Cost               Gains               Losses               Value
                                                    ---------------    ---------------     ----------------    ----------------
Debt Securities:
 Obligations of U.S. Government
  Corporations and Agencies                      $        3,746,195  $          13,177   $            (740)  $        3,758,632
 Mortgage-Backed Securities                               3,895,197             24,665             (15,010)           3,904,852
 Corporate Debt Securities                                  200,000                  0                    0             200,000
 Obligations of States and Political
  Subdivisions                                              200,000                  0              (2,130)             197,870
                                                    ---------------    ---------------     ----------------    ----------------
  Total Debt Securities                                   8,041,392             37,842             (17,880)           8,061,354

Equity Securities:
 Federal Home Loan Bank Stock,
  at Cost                                                   166,300                  0                    0             166,300
 Community Financial Services, Inc. Stock,
  at Cost                                                    78,485                  0                    0              78,485
                                                    ---------------    ---------------     ----------------    ----------------
                                                 $        8,286,177  $          37,842   $         (17,880)  $        8,306,139
                                                    ===============    ===============     ================    ================

December 31, 2000
Debt Securities:
 Obligations of U.S. Government
  Corporations and Agencies                      $        4,430,779  $           2,849   $         (14,069)  $        4,419,559
 Mortgage-Backed Securities                                 647,339              6,829                    0             654,168
 Corporate Debt Securities                                  100,000             10,633                    0             110,633
                                                    ---------------    ---------------     ----------------    ----------------
  Total Debt Securities                                   5,178,118             20,311             (14,069)           5,184,360

Equity Securities:
 Federal Home Loan Bank Stock,
  at Cost                                                   136,800                  0                    0             136,800
                                                    ---------------    ---------------     ----------------    ----------------
                                                 $        5,314,918  $          20,311   $         (14,069)  $        5,321,160
                                                    ===============    ===============     ================    ================


The amortized cost and estimated fair value of debt securities as of December 31, 2001 by contractual maturity are as follows:

                                              Amortized           Estimated
                                                 Cost             Fair Value
                                           ----------------    ----------------
Due in One Year or Less                  $        1,746,265  $        1,745,525
Due After One Year Through Five Years             2,331,059           2,346,212
Due After Five Years Through Ten Years            1,534,369           1,522,414
Due in Ten Years or More                          2,429,699           2,447,203
                                           ----------------    ----------------
                                         $        8,041,392  $        8,061,354
                                           ================    ================

For purposes of the maturity table, mortgage-backed and related securities, which are not due at a single maturity date, have been allocated over maturity groupings based on their contractual maturities. The mortgage-backed and related securities may mature earlier than their contractual maturities because of principal prepayments.

The Bank did not sell any investment securities during the years ended December 31, 2001, 2000 and 1999. In addition, the Bank did not transfer any investment securities between categories during the years ended December 31, 2001, 2000 and 1999.

Investments with a total estimated fair value (which approximates book value) of approximately $4,200,000 as of December 31, 2001 ($2,300,000 in 2000) were pledged to secure deposits of public and private funds.


NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES

The Bank provides mortgage, consumer and commercial lending services to businesses and individuals primarily in Morgan and Anderson Counties. A summary of loans is as follows:

                                                                                            2001                   2000
                                                                                     ------------------    -------------------
 Loans secured by real estate:
 Commercial properties                                                            $           3,727,362  $           1,043,864
 Construction and land development                                                              442,661              1,225,845
 Residential and other properties                                                            20,382,006             15,784,570
                                                                                     ------------------    -------------------
 Total loans secured by real estate                                                          24,552,029             18,054,279
Commercial and industrial loans                                                               5,611,925              4,005,314
Consumer loans and other                                                                     10,981,317             12,408,805
                                                                                     ------------------    -------------------
                                                                                             41,145,271             34,468,398
Less:  Allowance for Loan Losses                                                              (387,612)              (405,714)
           Unearned Interest                                                                    (5,134)               (26,203)
                                                                                     ------------------    -------------------
                                                                                  $          40,752,525  $          34,036,481
                                                                                     ==================    ===================

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. These financial instruments are recorded in the consolidated financial statements when they become payable. Outstanding letters of credit were $99,710 and $18,500 as of December 31, 2001 and 2000. Unadvanced lines of credit and commitments to extend credit were approximately $3,753,000 and $2,241,000 as of December 31, 2001 and 2000. Of the total outstanding letters of credit and unadvanced lines and commitments as of December 31, 2001 and 2000 approximately $3,655,000 and $1,640,000, respectively were secured, primarily by real estate.

From time to time, the Bank provides credit to its executive officers, directors and their affiliates. Such transactions are made on the same terms as those prevailing for comparable transactions with other borrowers and do not represent more than a normal risk of collection. Loans to executive officers, directors and their affiliates are as follows:


                                                                                             2001                  2000
                                                                                    -------------------    ------------------
Loans at beginning of period                                                      $             134,305  $             93,615
 Disbursements                                                                                  553,458                85,024
 Repayments                                                                                    (441,889)              (44,334)
                                                                                    -------------------    ------------------
Loans at end of period                                                            $             245,874  $            134,305
                                                                                    ===================    ==================

The transactions in the allowance for loan losses are as follows:

                                                                                            2001                  2000
                                                                                    -------------------    ------------------
Balance, Beginning of Period                                                      $             405,714  $            377,310
Charge-offs                                                                                   (344,575)             (114,470)
Recoveries                                                                                       41,728                26,511
Provision - Charged to Expense                                                                  284,745               116,363
                                                                                    -------------------    ------------------
Balance, End of Period                                                            $             387,612  $            405,714
                                                                                    ===================    ==================


Loans past due ninety days or more were approximately $313,000 and $326,000 as of December 31, 2001 and 2000, respectively. Loans on nonaccrual status were approximately $180,000 as of December 31, 2001. The Bank did not have any loans on nonaccrual status as of December 31, 2000.

As of December 31, 2001 and 2000, the Bank had loans amounting to approximately $267,000 and $149,000, respectively that were specifically classified as impaired. The average individual loan balance of these impaired loans amounted to approximately $15,700 and $13,500, respectively, for the years ended December 31, 2001 and 2000. As of December 31, 2001 and 2000, the allowance for loan losses related to impaired loans amounted to approximately $40,000 and $67,000, respectively. Also, interest income of $13,900 and $11,500, respectively, relating to these impaired loans was recognized for the years ended December 31, 2001 and 2000.

NOTE 4 - PREMISES AND EQUIPMENT

A summary of premises and equipment is as follows:

                                                                                            2001                  2000
                                                                                    -------------------    ------------------
Land                                                                                $           257,054     $         257,054
Buildings                                                                                     1,788,460             1,758,560
Furniture, Fixtures and Equipment                                                               795,715               771,623
Equipment Pending Depreciation - to be Placed in Service in 2002                                525,838                     0
                                                                                    -------------------    ------------------
                                                                                              3,367,067             2,787,237
Less Accumulated Depreciation                                                                   617,879               418,786
                                                                                    -------------------    ------------------
                                                                                    $         2,749,188     $       2,368,451
                                                                                    ===================    ==================

NOTE 5 - ACCRUED INTEREST RECEIVABLE

A summary of accrued interest receivable is as follows:

                                                                                            2001                  2000
                                                                                    -------------------    ------------------
Loans                                                                               $           287,557     $         308,824
Investment Securities                                                                            68,914                51,722
                                                                                    -------------------    ------------------
                                                                                    $           356,471     $         360,546
                                                                                    ===================    ==================

NOTE 6 - DEPOSITS

A summary of deposits is as follows:
                                                                                            2001                  2000
                                                                                    -------------------    ------------------
Demand Deposits:
 Noninterest-bearing accounts                                                       $         5,673,000    $        4,846,730
 NOW and MMDA accounts                                                                       13,005,827            10,614,085
 Savings accounts                                                                             2,971,555             2,084,989
                                                                                    -------------------    ------------------
  Total Demand Deposits                                                                      21,650,382            17,545,804
                                                                                    -------------------    ------------------
Term Deposits:
 Less than $100,000                                                                          20,993,133            17,257,492
 $100,000 or more                                                                             7,306,661             6,518,114
                                                                                    -------------------    ------------------
  Total Term Deposits                                                                        28,299,794            23,775,606
                                                                                    -------------------    ------------------
                                                                                    $        49,950,176     $      41,321,410
                                                                                    ===================    ==================

As of December 31, 2001, the scheduled maturities of term deposits are as follows:

           2002                                                                     $        20,436,935
           2003                                                                               6,969,746
           2004                                                                                 656,469
           2005                                                                                 181,587
           2006 and thereafter                                                                   55,057
                                                                                    -------------------
                                                                                    $        28,299,794
                                                                                    ===================

                                      F-13

NOTE 7 - INTEREST EXPENSE

A summary of interest expense is as follows:

                                                                        2001                   2000                  1999
                                                             -------------------    -------------------    ------------------

 NOW and MMDA Accounts                                        $          389,626     $          387,780     $         228,634
 Savings Accounts                                                         63,213                 70,383                56,293
 Term Deposits                                                         1,606,837              1,241,547             1,001,934
 Securities Sold Under Agreements to Repurchase                           13,283                  7,300                     0
 Federal Funds Purchased                                                       0                    113                   168
                                                             -------------------    -------------------    ------------------
  Total Interest Expense                                      $        2,072,959     $        1,707,123     $       1,287,029
                                                             ===================    ===================    ==================




NOTE 8 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The Bank has sold certain investment securities with agreements to repurchase primarily on an overnight basis to selected depositors totalling $369,583 and $356,300 as of December 31, 2001 and 2000, respectively.

Securities sold under agreements to repurchase averaged approximately $363,000 and $330,000 during 2001 and 2000, respectively. The maximum amounts outstanding at any month-end during 2001 and 2000 were approximately $370,000 and $356,000, respectively.

NOTE 9- INCOME TAXES


Income taxes as shown in the statements of income differ from the amounts computed using the statutory federal income tax rate as follows:

                                              2001                            2000                             1999
                                  ---------------------------    ----------------------------    -----------------------------
                                                                                     Percent                          Percent
                                                       of                              of                               Of
                                                     Pretax                          Pretax                           Pretax
                                     Amount          Income          Amount          Income          Amount            Loss
                                  ------------    ----------     -------------    -----------     ------------     ----------
Federal income tax at
 statutory rate                    $   146,509         34.0%       $   137,596         34.0 %       $  136,261         34.0 %
Change in deferred tax
 valuation allowance                         0            0            (66,799)       (16.5)          (136,261)        (34.0)
State income tax and
 other, net                              9,320          2.2             17,922          4.4                  0           0.0
                                  ------------    ----------     -------------    -----------     ------------     ----------
                                   $   155,829         36.2%       $    88,719         21.9 %       $        0           0.0 %
                                  ============    ==========     =============    ===========     ============     ==========
Income taxes consist of:

Current:                           $   115,992                    $     76,357                     $    14,671
Deferred (Benefit)                      39,837                          12,362                        (14,671)
                                  ------------                    ------------                     -----------
                                   $   155,829                    $     88,719                     $         0
                                  ============                    ============                     ===========

                                      F-14

The tax effect of each type of temporary difference and carryforward that give rise to deferred tax assets and liabilities is as follows:

                                                                                            2001                  2000

                                                                                     -----------------    ------------------
Deferred Tax Assets:
 Allowance for Loan Losses                                                           $          82,699      $        100,202
 Organizational and Start-up Costs                                                               2,003                24,713
 Unrealized Holding Losses on Investment
  Securities Available for Sale                                                                      0                 2,309
 State Tax                                                                                       3,435                 1,200
                                                                                     -----------------    ------------------
   Total Deferred Tax Assets                                                                    88,137               128,424
                                                                                     -----------------    ------------------
Deferred Tax Liabilities:
 Depreciation                                                                                   34,642                36,592
 FHLB Stock Dividends                                                                           11,120                12,071
 Unrealized Holding Gains on Investment
  Securities Available for Sale                                                                  7,586                     0
 Conversion to Cash Basis                                                                       79,903                79,824
                                                                                     -----------------    ------------------
  Total Deferred Tax Liabilities                                                               133,251               128,487
                                                                                     -----------------    ------------------
   Net Deferred Tax Assets (Liabilities)                                                       (45,114)                  (63)
    Valuation Allowance                                                                              0                     0
                                                                                     -----------------    ------------------
     Net Deferred Tax Assets (Liabilities)                                           $         (45,114)     $            (63)
                                                                                     =================    ==================



Realization of net deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences are expected to reduce taxable income. The valuation allowance is provided until it is likely that the net assets will be realized.

NOTE 10- LEASE COMMITMENTS AND RELATED PARTY TRANSACTIONS

In 1997, the Bank entered into a land lease agreement with a related party for the main office location in Wartburg, and a lease agreement for the branch location in Oliver Springs. In 1998, the Bank purchased the branch location in Oliver Springs at a net cost of $429,223. In 1999, the Bank purchased the land it was leasing from a related party and an adjacent parcel of property for $160,000. These leases were classified as operating leases and provided for monthly lease payments over 11 to 341 months. Total lease expense under noncancellable operating leases for the years ended December 31, 2000 and 1999 totaled $1,400 and $2,400, respectively, of which $1,400 was paid to a related party in 2000 and $2,400 in 1999.

HLR Investors, a partnership owned by three members of senior management, owns approximately 5% of a limited partnership which invests in a reinsurance company which benefits indirectly from credit life insurance sold to some of the Bank's loan customers.

NOTE 11 - SHAREHOLDERS' EQUITY

In February 1997, the Bank completed its initial public offering of common stock and sold 315,405 shares for $10 per share. The proceeds were credited to shareholders' equity. During 1998 and early 1999, the Bank offered additional stock to the public at $15 per share. During 1998 the Bank sold 34,198 shares through the secondary offering. In 1999, the Bank sold 4,301 additional shares and the secondary stock offering was closed on February 28, 1999.

NOTE 12 - STOCK OPTION PLANS

Key Employee Plan - In April 1998, the shareholders approved a stock option plan to provide key employees with additional incentive to contribute to the best interests of the Bank. The plan terminates in ten years. The board of directors has discretion concerning which eligible persons shall be granted options, the term of each granted option, and the number of shares for which each option shall be granted. Options must be exercised within ten years from the date the Plan was adopted and must include a price per share of at least 100% of the fair market value of the Bank's common stock on the date the option is granted. The board of directors has reserved 20,000 shares of common stock for issuance during the term of the Plan. The board of directors have granted options to certain officers totalling 14,000 shares. No options have been exercised to date.

Director Plan - In April 1998, the shareholders approved the director stock option plan and awarded nontransferable stock options to its directors. These options provide for the purchase of 40,000 shares at a price of $15 per share. All options expire ten years from the date the option was granted. No options have been exercised to date.

NOTE 13 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to Risk-Weighted Assets (as defined), and of Tier I capital (as defined) to Average Assets (as defined). Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the Bank is categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that date that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table. All amounts are in thousands of dollars.

                                                                                                              To Be Well
                                                                                To Comply With             Capitalized Under
                                                                               Minimum Capital             Prompt Corrective
                                                        Actual                   Requirements              Action Provisions
                                                ------------------------    -----------------------     ------------------------
                                                Amount        Ratio         Amount         Ratio        Amount        Ratio
                                                ----------    ----------    ----------     --------     ----------    ----------

As of December 31, 2001:
Total Capital
 (to Risk-Weighted Assets)                  $       4,561         12.2%  $      2,983        >8.0%   $      3,729        >10.0%
                                                                                             -                           -
Tier I Capital
 (to Risk-Weighted Assets)                  $       4,173         11.2%  $      1,492        >4.0%   $      2,238         >6.0%
                                                                                             -                            -
Tier I Capital
 (to Average Assets)                        $       4,173          7.6%  $      2,759        >5.0%   $      2,759         >5.0%
                                                                                             -                            -

As of December 31, 2000:
Total Capital
 (to Risk-Weighted Assets)                  $       4,297         13.5%  $      2,550        >8.0%   $      3,188        >10.0%
                                                                                             -                           -
Tier I Capital
 (to Risk-Weighted Assets)                  $       3,898         12.2%  $      1,275        >4.0%   $      1,913         >6.0%
                                                                                             -                            -
Tier I Capital
 (to Average Assets)                        $       3,898          8.7%  $      2,241        >5.0%   $      2,241         >5.0%
                                                                                             -                            -

                                      F-16

NOTE 14 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

The Bank's primary business activity is with customers located within East Tennessee. As of December 31, 2001, the Bank had concentrations of loans secured by commercial properties and residential and other properties, as well as loans for consumer goods. Generally these loans are secured by the underlying real estate and consumer goods. The usual risk associated with such concentrations is generally mitigated by being spread over several hundred unrelated borrowers and by adequate collateral loan-to-value ratios.

NOTE 15 - RETIREMENT PLANS

The Bank has established a 401(k) retirement plan which allows eligible officers and employees to contribute up to fifteen percent of their annual compensation on a tax-deferred basis. The Bank has the option, at the discretion of the board of directors, to make contributions to the plan. Total retirement plan expense was $15,045, $11,243 and $10,804 for the years ended December 31, 2001, 2000 and
1999, respectively.

NOTE 16 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments (SFAS No. 107), which requires the Bank to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the balance sheets, for which it is practicable to estimate fair value.

According to SFAS No. 107, a financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that both: (1) imposes on one entity a contractual obligation to deliver cash or another financial instrument to a second entity, or to exchange other financial instruments on potentially unfavorable terms with the second entity, and (2) conveys to that second entity a contractual right to receive cash or another financial instrument from the first entity, or to exchange other financial instruments on potentially favorable terms with the first entity.

SFAS No. 107 also states that the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Quoted market prices in an active market, if available, are the best evidence of the fair value of financial instruments. For financial instruments that do not trade regularly, management's best estimate of fair value is based on either the quoted market price of a financial instrument with similar characteristics or on valuation techniques such as the present value of estimated future cash flows using a discount rate commensurate with the risks involved.

For the Bank, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments as defined above. However, a large majority of those assets and liabilities do not have an active trading market nor are their characteristics similar to other financial instruments for which an active trading market exists. In addition, it is the Bank's practice and intent to hold the majority of its financial instruments to maturity and not to engage in trading or sales activities. Therefore, much of the information as well as the amounts disclosed below are highly subjective and judgmental in nature. The subjective factors include estimates of cash flows, risks characteristics, credit quality, and interest rates, all of which are subject to change. Because the fair value is estimated as of December 31, 2001 and 2000, the amounts which will actually be realized or paid upon settlement or maturity of the various financial instruments could be significantly different.

The estimates of fair value are based on existing financial instruments without attempting to estimate the value of anticipated future business or activity nor the value of assets and liabilities that are not considered financial instruments. For example, the value of mortgage loan servicing rights and the value of the Bank's long-term relationships with depositors, commonly known as core deposit intangibles, have not been considered in the estimates of fair values presented below. In addition, the tax implications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been included in the estimated fair values below.

The following methods and assumptions were used to estimate the fair value of the following classes of financial instruments:

Cash and Cash Equivalents - Cash and cash equivalents include cash and due from banks, cash on hand, and federal funds sold. For these short-term instruments, the recorded book value is a reasonable estimate of fair value.

Investment Securities - Quoted market prices are used to determine the estimated fair value of investment securities. The estimated fair value of non-marketable equity securities is estimated to be equivalent to historical cost.

Net Loans - The estimated fair value of fixed rate mortgage loans and commercial loans is calculated by discounting future cash flows to their present value. Future cash flows, consisting of both principal and interest payments, are discounted using current Bank rates for similar loans with similar maturities.

Fixed rate installment loans have an average maturity of less than three years, a relatively stable average interest rate, and a variety of credit risks associated with them. The fair value of these loans is estimated by discounting future estimated cash flows to their present value using current Bank rates for similar loans with similar maturities.

The estimated fair value of the allowance for loan losses is considered to be recorded book value. Additionally, the credit exposure known to exist in the loan portfolio is embodied in the allowance for loan losses.

Securities  Sold  Under   Agreements  to  Repurchase  -  For  these   short-term
instruments, the recorded book value is a reasonable estimate of fair value.

Deposits - The estimated fair value of demand, savings, NOW and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar maturities.

Off-Balance-Sheet Loan Commitments - The fair value of loan commitments is based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. The fair value of these items is not material to the Bank as of December 31, 2001 and 2000.

The recorded book value and estimated fair value of the Bank's financial instruments as of December 31, 2001 and 2000 are as follows:


                                                                 As of December 31, 2001             As of December 31, 2000
                                                             --------------------------------    --------------------------------
                                                               Recorded         Estimated          Recorded          Estimated
                                                                 Book              Fair              Book              Fair
                                                                Value             Value             Value              Value
                                                             -------------    ---------------    -------------     --------------
FINANCIAL ASSETS:
  Cash and Cash Equivalents                                  $  2,520,307     $    2,520,307     $  3,587,568      $   3,587,568
  Investment Securities:
  Available for Sale                                         $  8,306,139     $    8,306,139     $  5,321,160      $   5,321,160

 Net Loans                                                   $ 40,752,525     $   41,292,840     $ 34,036,481      $  33,654,727

FINANCIAL LIABILITIES:
 Securities Sold Under Agreements to Repurchase              $    369,583     $      369,583     $    356,300      $     356,300
 Deposits                                                    $ 49,950,176     $   50,855,118     $ 41,321,410      $  41,386,296



                       CITIZENS FIRST BANK AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
           As of September 30, 2002 (Unaudited) and December 31, 2001


                                                                        September 30, 2002         December 31, 2001
                                                                      --------------------      --------------------
Assets:

Cash and Due From Banks......................................         $          2,164,014      $          2,245,307
Federal Funds Sold...........................................                    4,154,549                   275,000
                                                                                                           ---------
Total Cash and Cash Equivalents..............................                    6,318,563                 2,520,307

Investment Securities Available for Sale.....................                    9,929,234                 8,306,139
Loans, Net....................................................                  44,121,052                40,752,525
Premises and Equipment, Net..................................                    3,201,230                 2,749,188
Accrued Interest Receivable..................................                      347,248                   356,471
Foreclosed Real Estate.......................................                       37,903                         0
Prepaid Expenses and Other ..................................                      209,689                    81,704
                                                                      --------------------      --------------------
          Total Assets.......................................         $         64,164,919      $        $54,766,334
                                                                      ====================      ====================

Liabilities and Shareholders' Equity:

Liabilities:
Deposits
      Demand.................................................         $         27,249,183      $        $21,650,382
      Term...................................................                   31,804,657                28,299,794
                                                                      --------------------      --------------------
          Total Deposits.....................................                   59,053,840                49,950,176

Securities Sold Under Agreements to Repurchase...............                      376,352                   369,583
Accrued Interest Payable.....................................                      119,635                   154,985
Accrued Income Taxes.........................................                       34,515                    18,258
Deferred Income                                                                     71,188                    45,114
Taxes.............................................................
Other........................................................                      101,632                    42,663
                                                                      --------------------      --------------------
        Total Liabilities....................................         $         59,757,162      $         50,580,779
                                                                      ====================      ====================

Shareholders' Equity:
Common Stock, Par Value $1, Authorized 2,000,000 Shares
  Issued and Outstanding 353,904 Shares......................         $            353,904      $            353,904
Capital in Excess of Par Value...............................                    3,359,412                 3,359,412
Retained Earnings............................................                      639,521                   459,863
Accumulated Other Comprehensive Income.......................                       54,920                    12,376
                                                                      --------------------      --------------------
        Total Shareholders' Equity...........................                    4,407,757                 4,185,555
                                                                      --------------------      --------------------
Total Liabilities and Shareholders' Equity...................         $         64,164,919      $        $54,766,334
                                                                      ====================      ====================



   The accompanying notes are an integral part of these financial statements.

                       CITIZENS FIRST BANK AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
         For The Three and Nine Months Ended September 30, 2002 and 2001
                                   (Unaudited)





                                                             For the Three Months Ended      For the Nine Months Ended
                                                                   September  30,                   September 30,
                                                          ------------------------------    ---------------------------
                                                                2002             2001             2002          2001
                                                          ---------------  -------------    -------------     ---------
Interest Income
     Loans..............................................  $      874,748   $    865,939     $   2,604,371     $ 2,538,539
     Investment Securities..............................          89,461        110,089           271,452         344,307
     Federal Funds Sold.................................          14,517         16,403            41,837         101,417
                                                          --------------   ------------     -------------     -----------
     Total Interest Income..............................         978,726        992,431         2,917,660       2,984,263

 Interest Expense.......................................         435,957        515,959         1,313,808       1,584,603
                                                          --------------   ------------     -------------     -----------

Net Interest Income.....................................         542,769        476,472         1,603,852       1,399,660

Provision For Loan Losses...............................          98,691        171,000           219,805         253,107
                                                          --------------    ------------    -------------     -----------
Net Interest Income After Provision For Loan
     Losses.............................................         444,078        305,472         1,384,047       1,146,553
                                                          --------------    -----------     -------------     -----------
Non-interest Income
     Loan Fees and Other Service Charges................          76,247         73,261           233,057         236,555
     Service Charges on Deposit Accounts ...............         184,541        129,252           440,502         417,593
     Other .............................................          16,570         11,001            41,058          35,719
                                                          --------------    -----------     -------------     -----------
     Total Non-interest Income..........................         277,358        213,514           714,617         689,867
                                                          --------------    -----------     -------------     -----------

Non-interest Expense
     Salaries and Employee Benefits.....................         289,441        241,137           850,437         722,224
     Occupancy and Equipment............................          88,969         85,883           268,688         249,696
     Office Supplies and Postage........................          32,501         31,790            92,978          88,782
     Data Processing....................................          88,788         60,419           238,435         182,515
     Advertising and Promotion..........................          11,918         12,870            49,233          35,711
     Other..............................................          84,387         92,174           260,095         265,750
                                                          --------------   ------------     -------------     -----------
     Total Non-interest Expense.........................         596,004        524,273         1,759,866       1,544,678
                                                          --------------   ------------     -------------     -----------
Income (Loss) Before Income Taxes (Benefit) ............         125,432        (5,287)           338,798         291,742
Income Taxes (Benefit)..................................          52,166        (3,599)           123,750         103,676
                                                          --------------   ------------     -------------     -----------
Net Income (Loss).......................................          73,266   $    (1,688)           215,048     $   188,066
Earnings (Loss) Per Share...............................  $         0.21   $     (0.01)     $        0.61     $      0.53
                                                          ==============   ============     =============     ===========






   The accompanying notes are an integral part of these financial statements.

                       CITIZENS FIRST BANK AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
              For the Nine Months Ended September 30, 2002 and 2001
                                   (Unaudited)







                                                  For the Nine Months Ended
                                                       September 30,
                                               ---------------------------------
                                                      2002             2001
                                               ---------------  ----------------
Net income...................................  $      215,048      $    188,066
                                               ---------------  ----------------

Other comprehensive income, net of tax:
    Unrealized gains/losses on investment
     securities...............................         68,618            50,706
    Reclassification adjustment for
     gains / losses included in net income....              0                 0
    Income taxes related to unrealized
     gains / losses on investment securities..        (26,074)          (19,268)
                                               --------------   ----------------
     Other comprehensive income, net of tax..          42,544            31,438
                                               --------------   ----------------
   Comprehensive income......................  $      257,592   $       219,504
                                               ==============   ================































   The accompanying notes are an integral part of these financial statements.

                       CITIZENS FIRST BANK AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  For the Nine Months Ended September 30, 2002
                                   (Unaudited)








                                                         Capital in                            Accumulated
                                                          Excess of                                Other                Total
                                           Common             Par           Retained           Comprehensive       Shareholders'
                                            Stock           Value           Earnings              Income              Equity
                                        -----------     -------------    -------------     --------------        --------------

Balances, December 31, 2001.....        $   353,904     $   3,359,412     $    459,863     $       12,376        $    4,185,555
Net Income......................                  0                 0          215,048                  0               215,048
Dividends Paid .................                  0                 0          (35,390)                 0               (35,390)
Other Comprehensive Income......                  0                 0                0             42,544                42,544
                                        -----------     -------------     ------------     --------------        --------------
Balances, September 30, 2002....        $   353,904     $   3,359,412     $    639,521     $       54,920        $    4,407,757
                                        ===========     =============     ============     ==============        ==============





























   The accompanying notes are an integral part of these financial statements.


                       CITIZENS FIRST BANK AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the Nine Months Ended September 30, 2002 and 2001
                                   (Unaudited)
                                                                                     For the Nine Months Ended
                                                                                           September 30,
                                                                                   -------------     ---------------
                                                                                       2002               2001
                                                                                   -------------     ---------------
Operating Activities:
Net Income ...................................................                     $     215,048      $      188,066
                                                                                   -------------     ---------------
Adjustments to Reconcile Net Income to Net Cash
        Provided by Operating Activities:
     Depreciation ............................................                           222,032             137,042
     Provision for Loan Losses................................                           219,805             253,107
     Decrease in Accrued Interest Receivable .................                             9,223              34,185
     (Increase) Decrease in Prepaid Expenses and Other........                          (127,985)            103,710
     (Decrease) in Accrued Interest Payable...................                           (35,350)             (8,465)
     Increase in Accrued Income Taxes and Other Liabilities...                            75,226              33,176
                                                                                   -------------     ---------------
           Total Adjustments..................................                           362,951             552,755
                                                                                   -------------     ---------------
            Net Cash Provided by Operating Activities.........                           577,999             740,821
                                                                                   -------------     ---------------

Investing Activities:
 Investment Securities Available for Sale:
     Purchases................................................                       (9,304,477)          (5,796,561)
     Maturities...............................................                        7,750,000            3,265,132
 Purchase of Premises and Equipment...........................                         (674,074)            (319,685)
Net Increase in Loans.........................................                       (3,626,235)          (4,262,324)
                                                                                  -------------     ----------------
            Net Cash Used in Investing Activities.............                       (5,854,786)          (7,113,438)
                                                                                  -------------     ----------------

Financing Activities:
Cash Dividends Paid...........................................                          (35,390)                   0
Increase in Securities Sold Under Agreements to Repurchase....                            6,769               10,773
Net Increase in Deposits......................................                        9,103,664            7,119,368
                                                                                  -------------     ----------------
           Net Cash Provided by Financing Activities..........                        9,075,043            7,130,141
                                                                                  -------------     ----------------

Net Increase (Decrease) in Cash and Cash Equivalents..........                        3,798,256              757,524
Cash and Cash Equivalents at Beginning of Period .............                        2,520,307            3,587,568
                                                                                  -------------     ----------------
Cash and Cash Equivalents at End of Period ...................                    $   6,318,563     $      4,345,092
                                                                                  =============     ================

Supplementary Disclosures of Cash Flow Information:
  Cash Paid During the Period for:
    Interest..................................................                    $   1,349,158     $      1,593,068
    Income Taxes..............................................                    $     107,493     $        129,162
Supplementary Disclosures of Non-Cash Investing Activities:
Acquisition of Foreclosed Real Estate.........................                    $      37,903     $              0
     Securities Available for Sale............................                    $      68,618     $         50,706
Change in Deferred Taxes Associated with Unrealized
     Gain / Loss on Investment Securities Available for Sale..                    $      26,074     $         19,268
Change in Net Unrealized Gain / Loss on Investment Securities
     Available for Sale........................................                   $      42,544     $         31,438


   The accompanying notes are an integral part of these financial statements.

                       CITIZENS FIRST BANK AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     September 30, 2002 and 2001 (Unaudited)


NOTE 1 - BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

Interim Financial Information (Unaudited) - The unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2002 and 2001, and as of September 30, 2002 have been prepared on the same basis as the Bank's audited financial statements as of December 31, 2001 and for the year ended December 31, 2001. In the opinion of management, all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position of the Bank as of September 30, 2002 and the results of operations and cash flows for the three months and nine months ended September 30, 2002 and 2001 have been included. The results of operations for such interim periods is not necessarily indicative of the results expected for the full year.

Principles of Consolidation -These financial statements include the accounts of Citizens First Bank and CFB Financial Services, Inc., a wholly owned subsidiary of the Bank which provides insurance agency services. All significant intercompany balances and transactions have been eliminated.

Earnings Per Share - Earnings per share is based on the weighted average number of shares outstanding of 353,904 for each of the three and nine month periods ended September 30, 2002 and 2001. The Bank uses the treasury stock method to compute dilutive potential shares. For each of the periods presented, the Bank did not have any dilutive potential shares because the average market value of its stock approximated the exercise price of the stock options that have been granted.

NOTE 2 - SUBSEQUENT EVENT

On October 24, 2002 a Plan of Share Exchange was completed between CFB Bancshares, Inc., a recently formed bank holding company (the "Company") and the Bank. As a result of the Plan of Share Exchange, which was approved by the shareholders of the Bank on May 23, 2002, each share of Bank common stock was exchanged for one share of common stock of the Company. As a result, the Company has become the parent company of the Bank.

                                                                      APPENDIX A




THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY

                              CFB BANCSHARES, INC.

                           A maximum of 291,667 Shares

                           A minimum of 208,334 Shares

                                $24.00 Per Share

                             SUBSCRIPTION AGREEMENT

                                HOW TO SUBSCRIBE

     1.   Complete, date and execute the Subscription Agreement.

     2. Return the completed Subscription Agreement with payment for the subscription price to First Tennessee Bank, 800 South Gay Street, Knoxville, Tennessee 37929.


                             SUBSCRIPTION AGREEMENT
                              CFB BANCSHARES, INC.

     CFB Bancshares, Inc., a Tennessee banking corporation is offering for sale up to 291,667 shares of common stock, $1.00 par value at $24.00 per share. CFB and the common stock are described in a prospectus dated _______ ___, 2003. The minimum purchase for investors who are not existing shareholders is 50 shares and the maximum purchase is 15,000 shares. Unless otherwise indicated, terms used herein shall have the same meanings as set forth in the prospectus.

     Prior to the shares being sold to the general public, existing shareholders of CFB have the right to subscribe for and purchase shares on a pro rata basis based on the percentage of shares of common stock of CFB beneficially owned as of record as of [date of prospectus], for a price of $24.00 per share. This right to purchase will expire at 5:00 p.m., local time, on [40 days from date of prospectus]. To the extent shares are available, existing shareholders may subscribe for additional shares. Thereafter, the shares will be sold to the general public at an offering price of $24.00 per share.

APPLICATIONS FOR SUBSCRIPTIONS FROM EXISTING SHAREHOLDERS MUST BE RECEIVED NOT LATER THAN 5:00 P.M. LOCAL TIME AT FIRST TENNESSEE BANK, KNOXVILLE, TENNESSEE ON [40 days from date of prospectus].

APPLICATIONS FOR SUBSCRIPTIONS IN THE PUBLIC OFFERING MUST BE RECEIVED NOT LATER THAN 5:00 P.M. LOCAL TIME AT FIRST TENNESSEE BANK, KNOXVILLE, TENNESSEE ON [FOUR MONTHS FROM DATE OF PROSPECTUS] UNLESS THE OFFERING IS EXTENDED PURSUANT TO THE PROSPECTUS.

     Executed Subscriptions must be accompanied by the full subscription price of the Shares to be acquired by the Subscriber, paid in U.S. Dollars, in cash or by check, bank draft or money order payable to the order of First Tennessee Bank as Escrow Agent for CFB Bancshares, Inc. The subscriptions and the cash paid for the purchase of shares will be deposited in a special account at First Tennessee Bank, Knoxville, Tennessee, which will act as escrow agent for CFB.

     1. Subscription. Subject to the terms and conditions hereof, the undersigned hereby tenders this subscription, together with payment in United States currency by check, bank draft, or money order payable to "First Tennessee Bank, Escrow Account for CFB Bancshares, Inc." the amount indicated below (the "Funds"), representing the payment of $24.00 per share for the number of shares of common stock indicated below. The total subscription price must be paid at the time the Subscription Agreement is executed.

     2. Acceptance of Subscription. It is understood and agreed that CFB shall have the right to accept of reject this subscription in whole or in part, for any reason whatsoever. CFB may reduce the number of shares for which the undersigned has subscribed, indicating acceptance of less than all of the shares subscribed on its written form of acceptance.

     3. Acknowledgments. The undersigned hereby acknowledges that he or she has received a copy of the prospectus. This Subscription Agreement creates a legally binding obligation and the undersigned agrees to be bound by the terms of this Subscription Agreement.

     4.   Revocation.   The  undersigned  agrees  that  once  this  Subscription
          Agreement is tendered to CFB, it may not be withdrawn and that the Subscription Agreement shall survive the death or disability of the undersigned.

     THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                             Subscription Agreement


EXISTING SHAREHOLDERS:  Please complete below.

Yes, I wish to exercise my preemptive rights.

___________ Number of shares subscribed pursuant to the premptive rights.

Yes, I wish to exercise my shareholder right to subscribe for additional shares prior to the general public.

Additional Number of Shares Subscribed for if Additional Shares are available.

__________ Total shares subscribed at $24.00 per share for a total subscription amount of $__________ enclosed herewith.

GENERAL PUBLIC: Please complete below.

Yes, I wish to purchase shares of CFB as indicated below:

_________ Total shares subscribed at $24.00 for a total subscription amount of $__________ (50 share minimum and 15,000 share maximum) enclosed herewith.


(Please remit $24.00 per share for each share subscribed. Funds tendered with subscriptions must be for the total number of shares being purchased, subject to the availability of the shares. In the event shares are not available, CFB will refund the excess amount, without interest.)




     IN WITNESS WHEREOF, I (we) have executed this Subscription Agreement as of the date indicated below. I (we) understand that all information submitted on this Subscription Agreement will be treated confidentially by CFB.

--------------------------------------------------------------------------------
Signature                                                      Date
--------------------------------------------------------------------------------
Residence Address     Street
--------------------------------    --------------------------------------------
Social Security/Taxpayer ID No.     City and State             Zip
-------------------------------
Telephone

[if subscribing jointly]


--------------------------------------------------------------------------------
Signature                                                      Date
--------------------------------------------------------------------------------
Residence Address      Street
-------------------------------     --------------------------------------------
Social Security/Taxpayer ID No.     City and State             Zip
-------------------------------
Telephone

This Subscription Agreement is accepted by CFB Bancshares, Inc. on the date and year written below.

Date:                                        CFB Bancshares, Inc.
    ---------------------------
                                      By:
                                        ----------------------------------------

                                      Title:
                                            ------------------------------------

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.  Indemnification of Officers and Directors.

     Our Amended and Restated Charter and our Amended and Restated Bylaws provide for the indemnification of the Company's directors, officers, employees and agents to the full extent permitted by the Tennessee Business Corporation Act ("TBCA").

     Indemnification may be provided by CFB upon court order or upon a determination by (1) a disinterested majority of our Board of Directors; (2) independent legal counsel in a written opinion; or (3) a majority of our shareholders that indemnification of the director, officer, employee or agent is proper because such person met the applicable standard of conduct specified by the TBCA and our Amended and Restated Charter and our Amended and Restated Bylaws. Indemnification may be authorized if the individual (1) acted in good faith; (2) reasonably believed that his conduct was in or not opposed to the best interest of the corporation; and (3) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the above standard of conduct has not been met. To the maximum extent permitted by Tennessee law, no director can be held personally liable to CFB for monetary damages for any breach of his fiduciary duty to the corporation; provided that, a director may be liable (1) for breach of the director's duty of loyalty to CFB and its shareholders; (2) for acts or omission not in good faith or involving intentional misconduct or a knowing violation of law; or (3) for any liability under Section 48-18-304 of the Tennessee Business Corporation Act.

     The TBCA provides that CFB may not indemnify a director in connection with any action, suit or proceeding in which a judgement or other final adjudication established the director's liability (1) for a breach of the duty of loyalty to CFB or its shareholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (3) for unlawful distributions pursuant to TBCA Section 48-18-304.

     In addition, the TBCA and CFB's Amended and Restated Charter and our Amended and Restated Bylaws authorize us to purchase officer and director liability insurance. We have purchased officer and director liability insurance.

Item 2.  Other Expenses of Issuance and Distribution.

     The estimated expenses in connection with this offering are as set forth in the following table. All amounts except the SEC registration fee are estimated.

    SEC Registration Fee                   $     644
       Printing and Engraving Expenses         4,000
       Accounting Fees and Expenses            8,000
       Legal Fees and Expenses                50,000
       Miscellaneous                           1,337
                                            ---------
       Total                              $   63,981

Item 3.  Undertakings.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

          (ii) To reflect in the prospectus any fact or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

          (iii)To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
               Section 13 or Section 15(d) of the Securities Act of 1934 (the "Exchange Act") that are incorporated in this Registration Statement;

     (2) That, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the be initial bona fide offering thereof.

(3) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
     Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Item 4.  Unregistered Securities Issued or Sold Within One Year.

     We sold 100 shares of our common stock, $1.00 par value, to Billy M. Rice for an aggregate purchase price of $100 on August 28, 2002 pursuant to the exemption from registration contained in Section 4(2) of the Securities Act of 1933 and other exemptions from registration. These shares were issued for the purpose of organizing CFB prior to the approval of our acquisition of the Citizens First Bank pursuant to a plan of share exchange. All shares issued in this transaction were redeemed by us for the same purchase price upon consummation of the share exchange.

Items 5 and 6.  Index and Description of Exhibits

     The following exhibits are filed as part of this Registration Statement.

Exhibit No.                Description
-----------                -----------

3.1     Amended and Restated Charter of CFB Bancshares, Inc.

3.2     Amended and Restated Bylaws of CFB Bancshares, Inc.

5 Opinion and Consent of Baker, Donelson, Bearman & Caldwell as to the validity of the common stock registered hereunder.

10.1    CFB Bancshares, Inc. Employee Stock Option Plan

10.2    CFB Bancshares, Inc. Non-Employee Director Stock Option Plan

10.3    Form of Escrow Agreement

23.1    Consent of Baker, Donelson, Bearman & Caldwell (contained in Exhibit 5).

23.2    Consent of Pugh & Company, P.C.

24      Powers of Attorney (included on signature page)

99.1    Form of Subscription Agreement (included in prospectus)

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form SB-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Wartburg, State of Tennessee on January 13, 2003.

                             CFB BANCSHARES, INC.

                         By: /s/ Billy M. Rice
                             --------------------------
                             Billy M. Rice
                             President, Chief Executive Officer


                         By: /s/ Wendell S. Langley
                             --------------------------
                             Wendell S. Langley
                             Chief Financial Officer

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitute and appoints Billy M. Rice and Wendell S. Langley, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature              Capacity                                     Date
---------              ---------                                   ------

/s/ Billy M. Rice      President, Chief Executive Officer,
-------------------    Director (principal executive officer) January 13, 2003
Billy M. Rice

/s/ Wendell S. Langley Chief Financial Officer (principal
---------------------- financial and accounting officer)      January 13, 2003
Wendell S. Langley

/s/ James Frank Wilson Chairman of the Board                  January 13, 2003
----------------------
James Frank Wilson

/s/ Clyde Darnell      Director                               January 13, 2003
-------------------
Clyde Darnell

/s/ David Goodman      Director                               January 13, 2003
-------------------
David Goodman

/s/ Samuel L. Hull     Executive Vice President, Director     January 13, 2003
-------------------
Samuel L. Hull

/s/ C.H. Smith         Director                               January 13, 2003
-------------------
C. H. Smith

                       Director                               January __, 2003
-------------------
Steven N. Smith


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